                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                          AMENDMENT NO. 4 TO FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934


                                iNetvisionz, Inc.
                                -----------------
                 (Name of Small Business Issuer in its charter)


           Delaware                                       33-0285179
--------------------------------                -------------------------------
(State or Other Jurisdiction                   (IRS Employer Identification No.)
of Incorporation or Organization)


6033 West Century Blvd., Suite 500, Los Angeles, Ca         90045
---------------------------------------------------         -----
(Address of principal executive offices)                  (Zip Code)


                                 (310) 338-9822
                                  -------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

   Title of each class                          Name of each exchange on which
   to be so Registered                          each class is to be Registered
   -------------------                          ------------------------------
         None                                               None

       --------                                           --------

       --------                                           --------

        Securities to be registered pursuant to section 12(g) of the Act:

                          Common Stock, Par Value $.001
                          -----------------------------
                                (Title of Class)


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                                     PART I

ITEM 1:  DESCRIPTION OF BUSINESS

         The letters and numbers set forth in Item 1 of this Amendment No. 1 to Form 10-SB correspond to each of the letters and numbers set forth in Item 101 of Regulation S-K.

         (a)  GENERAL DEVELOPMENT OF THE BUSINESS

              (1)  ORGANIZATION AND MATERIAL TRANSACTIONS.

         iNetvisionz.com., Inc. (unless otherwise indicated, all references to the "Company" and iNet include iNetvisionz. com, Inc., a Delaware corporation, and its wholly owned subsidiary iNetversity, Inc., a California corporation) was first incorporated as Martinique Ventures Corporation, a Delaware corporation on February 18, 1988. On August 13, 1997, it filed an amendment to its articles of incorporation changing its name to Zebulon Enterprises, Inc. On April 21, 1998, a subsequent amendment to its articles of incorporation was filed changing Zebulon Enterprises, Inc. to Tao Partners Inc. In September, 1998 the Company acquired certain assets from NovaQuest InfoSystems, Inc., in exchange for $500,000 and 520,000 of Tao Partners shares of common stock. These assets were eventually transferred to the Company's wholly owned subsidiary iNetversity, Inc. These assets constituted less than 1% of the aggregate assets of NovaQuest at the time of the acquisition. NovaQuest did not separately account for the revenues and expenses associated with the operations of these assets and there was no separate subsidiary or division through which these assets were operated while controlled by NovaQuest.



         At the time of the acquisition of assets from NovaQuest, NovaQuest was in the middle of certain contracts wherein they were required to provide educational services to various customers. Upon the closing of the transaction between the Company and NovaQuest, these contracts remained in the name of NovaQuest. However, the Company completed the performance under these contracts. The receivables were to have been prorated between the two companies, producing a NovaQuest receivable. As of December 31, 1998, the entire $33,242 in question was earned for services rendered and deemed collectible by the Company. The balance was indirectly confirmed and verbal promises were made to management by the management of NovaQuest. This amount was confirmed to NovaQuest's auditors. Despite this balance being a bona fide receivable, which arose from NovaQuest depositing the Company's customer payments, NovaQuest breached its agreement with the Company by failing to remit payment. Since the balance of $33,242 was still outstanding as of December 31, 1999, the management of the Company wrote-off the entire amount because it was deemed uncollectible at that time. This is a change in accounting estimate which does not allow adjustments to prior periods. Presently, the Company is pursuing other measures to collect this amount. Thus, accordingly, no adjustments have been made to the revenues in the consolidated financial statements.




          On April 30, 1999, Tao Partners Inc. filed an amendment to its articles of incorporation changing its name to Inetvisionz.com, Inc. Finally, on December 11, 2000, iNetvisionz.com, Inc. filed an amendment to its articles of incorporation changing its name from iNetVisionz.com, Inc. to iNetVisionz, Inc. (the "Company" or "iNet"). iNet presently trades on the over-the-counter market as "INVZ". The Company has not had any bankruptcies, receiverships or similar proceedings. As set forth below, the Company commenced the implementation of a new business plan on October 1, 1999.

              (2)  BUSINESS OF ISSUER

               The Company is in the business of providing Education Services and Consulting and Placement Services. The Company intends to expand its services as an internet incubator but there is no guarantee that the Company will be able to implement this business plan. Many factors may prevent the implementation of the Company's business plan. These factors include substantial financial commitments, the need to develop effective internal process and systems, the ability to attract and retain high-quality employees, changes in overall technology, changes in the law and the mix of product and services offered in the Company's target markets.


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              (1)  ITEM 101(a)(2)(B)(1) IS NOT APPLICABLE IN THAT THE SUBJECT
                   FILING IS NOT AN S-1.

              (2)  MATERIAL PRODUCTS AND RESEARCH AND DEVELOPMENT.

         Since October 1, 1999 the Company attempts to continuously monitor developments on the Internet (through information provided by iNetproz (defined below) corporate clients and through its iNetecommerce (defined below) internet site development and then adjusts the course offerings of iNetversity according to the provided information. While these divisions are currently at an extremely early stage, since their inception on October 1, 1999 these divisions have provided information to iNetversity which iNetversity has begun to incorporate into its course offerings.

         The Company estimates that at any given time the equivalent of two employees (representing approximately 300 to 400 hours per month) are devoted to its research and development activities. These activities focus upon technical developments in internet and computer technologies. These development activities are typically not paid directly by our customers; however, the Company believes that the quality of its work product and services will result in future revenue opportunities through these development efforts.

              (3)  MATERIAL ACQUISITION OF PLANT AND EQUIPMENT.

         As noted below, during the month of December 1999, the Company completed a debt offering of $250,000. The Company used approximately 60% of these funds to acquire additional computer equipment and hardware and software required to access the internet (collectively, "Hardware and Software").


              (4)  NUMBER OF EMPLOYEES.

         As noted below, prior to June 30, 1999 the Company was in the exclusive business of providing Education Services (defined below). As of August 31, 2000, the Company had 67 employees divided as follows: 14 in general administration, 24 providing Education Services through iNetversity, 14 providing Consulting and Placement Services through iNetproz and 15 developing Internal and External Business Plans through iNetecommerce. All of the Company's employees work on a full-time basis.


         On or about October 1, 1999 the Company elected to divide its operations into three separate divisions: (a) iNetversity; (b) iNetproz; and (c) iNetecommerce. The business plan for each of these divisions is set forth below under (C) Description of Business. Only iNetversity is operated as a separate corporation, the other two divisions operate within the Company. The Company intends to provide all of the divisions' services to minority communities through its Out-of-the-Box solutions tradename. At this time, no revenues have been generated through the Out-of-the-Box tradename or business plan. The Company anticipates that during calendar 2000 it shall add an average of one employee during each month to iNetversity, three employees each month to iNetproz and two employees each month to iNetecommerce. There is no assurance that the Company will grow at the rate set forth above; further, in the event the Company is unsuccessful in raising outside capital it may be forced to curtail the growth set forth above.

              (5)  OTHER BUSINESS PECULIARITIES

         In the opinion of management, the key to understanding the Company is to understand the strategic information provided by each of the divisions to the other divisions. For example, if a number of iNetproz corporate customers began demanding a certain type of programming expertise, iNetproz would advise iNetversity to adjust its course composition accordingly. In summary, the Company is not a "dot com" firm, relying upon an Internet site to provide its primary source of revenues. Instead it is a Company which trains, educates, consults and develops primarily for other companies, utilizing computer software/hardware and/or internet based assistance.

         (B)  FINANCIAL INFORMATION.

         During 1999, the Company's revenue and expenses were generated primarily through providing Education Services. (See MD&A and financial statements attached hereto.) As a result of the uncertainties arising from operating in the Internet industry it is difficult to project the amount and areas of growth that the Company will

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experience during the year 2000. In this regard, while there is no assurance, the Company anticipates that the Consulting and Placement Services provided by the iNetproz division will experience the greatest degree of growth. The Company bases this conclusion upon the following: (a) the increasing demand for software programmers capable and experienced in operating internet based programs and sites; and (b) iNetversity's "graduates" which will provide a ready source of talent for both consulting and placement services.

         (C)  DESCRIPTION OF THE BUSINESS.

              (i) and (ii)  PRINCIPAL PRODUCTS AND SERVICES

         iNet's business during most of 1999 consisted of the provision of classroom based education. These classes primarily taught either computer software programming or training of a customer's employees in the utilization of the customer's computer system ("Education Services") and the provision of consulting services in connection with the operation of a customer's computer system and the permanent and temporary placement of iNet's students as employees of its customers ("Consulting and Placement Services").

         In October 1999, the Company began the implementation of a business plan pursuant to which the Company would operate through three separate divisions: (a) iNetversity; (b) iNetproz; and (c) iNetecommerce (only iNetversity is formed as a separate corporation, iNetproz and iNetecommerce operate as part of the Company, but constitute unincorporated divisions within the Company). A graphical overview of this business plan may be reviewed at www.inetvisionz.com. While the Company currently intends to implement the business plan set forth below, there is no assurance that the Company will be successful in implementing this plan. Further, Company management may materially revise this plan based upon the business environment, market conditions and capital requirements.


         iNetversity currently intends to continue to provide Education Services and has developed a series of Internet based education programs allowing students to move at their own pace by accessing information over the Internet which is based upon iNet's classroom programs. While some of these Internet based programs have been deployed, as of December 1, 1999, the Company has not generated material revenues through the utilization of these internet programs. The offline courses offered by iNet have been offered in connection with: (a) retraining laid-off employees generally from the aerospace industry and Fortune 500 companies; (b) providing on the job training for iNetproz and iNetecommerce employees (discussed below) and (c) participating internship programs for disadvantaged individuals (for example, the Company was recently awarded a $488,000 grant by the state of California's Employment Training Program to provide scholarships for disadvantaged individuals to take the Company's courses). The Company anticipates that it will add an average of one employee per month during the remainder of the year 2000 to iNetversity's operations. The Company also utilizes independent contractors to teach courses outside the scope of iNetversity's expertise. iNetversity is a wholly owned subsidiary of the Company. The Company estimates that 20% of its aggregate services are provided by independent contractors. Virtually all of its independent contractors are teachers operating through the Inetversity division providing specialized education services in classroom settings. Independent contractors are selected by a number of methods, including referrals, demonstrable ability and unsolicited inquiries. The identity and number of independent contractors utilized by the Company fluctuates according to the demands of the market place and the availability of instructors.


         The Company primarily utilizes independent contractors as instructors in certain advanced level technical education and training programs. Each independent contractor is required to execute an Independent Contractor Agreement which contains, in summary, the following material terms: (a) the contractor's activities are not exclusive as to the Company; (b) either party may terminate the agreement with 5 days notice; (c) the contractor is acting as an independent contractor; and (d) the contractor agrees to maintain the confidentiality of any of the Company's trade secrets and to not circumvent the Company by directly contacting the Company's contracts, customers and investors. While the Company believes the Company's independent contractors are properly classified according to IRS guidelines, the Company would be liable for back withholding taxes, social security and worker's compensation should the IRS make a determination that its independent contractors should have been classified as employees at the time the independent contractors were paid by the Company. From October 1998 through 1999, the Company paid over $890,000 in compensation to independent contractors. Assuming that all independent contractors are reclassified as employees for taxing purposes, the highest potential exposure for taxes, interest and penalties would that would be due to the IRS by the Company would be approximately $89,500.

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         iNetProz currently intends to expand the Consulting and Placement
Services initially provided by the Company during the third quarter of 1999. These services are primarily comprised of the following: (a) consulting services, typically billed on an hourly basis, for technical aspects associated with internal computer network (sometimes referred to as an intranet) and internet operations; (b) temporary placement of technical personnel, in exchange for a percentage of their hourly wage; and (c) permanent placement of technical personnel with the Company's customers. The Company anticipates that it will add approximately two employees to this division each month during the remainder of the calendar year 2000. These employees will be divided almost equally between sales and marketing employees (who will present the iNetproz's program to potential customers) and technical employees (who will do the actual consulting and temporary and permanent placement). iNetproz is a tradename of the Company, but it is not a separate corporation.


         The Company's Education Consulting and Placement Services customers include Xerox Corporation, Boeing North America, Inc., Honda R&D North America, Inc., Transamerica, Ernst & Young, Mobil Oil, Lexus Motor Corporation, Toyota Motor Sales and UCLA Medical Center which collectively accounted for approximately 15% of revenues in 1999. Approximately 23% and 19% of the Company's revenues in calendar year 1999 and 1998 respectively were generated through the South Bay Private Industry Council.

         iNetecommerce is what is increasingly characterized in the internet industry as an "internet incubator". This division will implement primarily internet based business plans developed either internally by the Company ("Internal Business Plans") or by third parties ("External Business Plans"). While the Company is considering a number of Internal Business Plans, it does not anticipate implementing any Internal Business Plan during calendar year 2000. In October, 1999 the Company entered into three separate agreements with RxAlternative.com. In summary, these agreements provided for the development of a test website (Beta Website Development Agreement) and if this test website proved successful, then the Company would develop two additional websites (Permanent Website Development Agreement) and a website maintenance agreement (Website Maintenance Agreement). The initial website was successfully deployed and the Company received $27,000 in cash and a nominal number of shares in RxAlternative pursuant to the Beta Website Development Agreement. The Permanent Website Development Agreement provides that the Company shall develop two websites for RxAlternative in exchange for a 4.17% nondilutive interest in RxAlternative (this percentage shall be not be diluted unless and until RxAlternative completes a public offering). In the event of a material breach, the agreement is terminable by the non-breaching party if the breaching party is not able to cure the breach in ten days. Neither party may unilaterally terminate the contract absent a material breach. If the agreement is terminated for any reason before iNetVisionz has completed the work, iNetVisionz is entitled to retain the number of shares necessary to compensate it at the rate of $125 per "man hour" at a share price of $1.25 per share.


         The Website Maintenance Agreement provides that the Company shall be paid $10,000 per month for its initial 40 hours of monthly maintenance services and $150 per hour for all services provided over this initial 40 hours. iNetecommerce is operated as a separate unincorporated division within the Company. In the event of a material breach, the Website Maintenance Agreement is terminable by the non-breaching party if the breaching party is not able to cure the breach in ten days. Absent a breach, this agreement is terminable by either party with sixty days notice.

         During the fourth quarter of 1999, the Company secured a 50% interest in Liquidationbid.com. While development of LiquidationBid's website has not yet commenced, Liquidation Bid is currently intended to be an internet based company which provides on-line auctions for excess merchandise in a variety of industries. There is no assurance that the Company will complete development of LiquidationBid's website or that is such website is completed, that LiquidationBid will successfully implement its business plan.

         The Company intends to provide the Company's core services to the minority community through its Out-of-the-Box Solutions tradename. The Company has focused on historically black colleges located throughout the United States as an avenue to provide technology, education and training. At this time, no revenues have been generated through this tradename or business plan.

         The Company entered into a "Compact Disk Affiliate Agreement" with Preference Technologies, Inc. as of August 1, 2000. Under the terms of this agreement, the Company became a sponsor and distributor of Preference's


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Global Information Gateway ("GIG"). The term of the license is one year. The GIG is a marketing device that the Company uses to communicate with its existing and potential students and customers. The GIG provides its users with a personalized "gateway" to the Internet, where the Company may advertise and otherwise communicate with those parties on the GIG at any given time. The Company's user license expires concurrently with this License. In the event Preference Technologies would choose to terminate or otherwise refuse to continue to provide the GIG after the August, 2001 termination date, the Company's management believes that its operations would not e materially effected. Prior to the formation of the GIG licensing arrangement, the Company utilized traditional marketing methods to secure its customers and students. It continues to utilize these methods (in addition to the GIG) in its current operations.


         The Company entered into an agreement with Netbizex to create three web sites. One-third of the work was completed under the terms of the agreement, and the Company recognized the revenues of $83,333 in connection therewith. Larry Horwitz, a member of the Company's board of directors and corporate secretary, is a stockholder of Netbizex but does not own a controlling interest in Netbizex.


              (iii) SOURCES OF RAW MATERIALS.

         While this section is not applicable to the Company, clearly the Company will have a continuous need during the foreseeable future for computer equipment and hardware and software which facilitate internet access.

              (iv) EFFECT OF PATENTS AND TRADEMARKS.

         Currently, the Company does not hold patents on any of its products or processes under development. The Company does, however, treat its technical data as confidential and relies on internal nondisclosure safeguards, as well as on laws protecting trade secrets, to protect its proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products or technology that are equivalent or superior to those of the Company. The Company may receive, in the future, communications from third parties asserting that the Company's products infringe the proprietary rights of third parties. There can be no assurance that any such claims would not result in protracted and costly litigation.



         The Company has filed the following trademarks with the United States Patent and Trademark Office on the following dates: "Business Visioneer" was filed by the company on November 1, 1999; "Synergistic Minds @ Work" was filed on September 9, 1999; "Out of the Box Solutions" was filed on January 20, 2000; "Breaking the Barriers, Creating Opportunities, Filling the Need" was filed on September 9, 1999 and, "The Job You Want, The Education You Need, The Career You Earn" was filed on September 9, 1999.

         In the Company's experience it takes anywhere from three to six months to receive even an acknowledgement of the receipt of a trademark application from the United States Patent and Trademark Office. the actual process of registering an accepted mark can take well over a year. The Company does not expect any response from the United States Patent and Trademark Office until the fourth quarter of this calendar year at the earliest.

         The Company currently utilizes many of these slogans in its marketing materials summarizing the education and training programs offered by the Company. Company management believes that these slogans focus upon the Company's business plan of not just functioning as a technical education center, but in fact providing on the job training for its students and eventual permanent placement.

              (v)  SEASONALITY OF THE BUSINESS


         The Company has only provided Education Services for a little over one year. The iNetproz and iNetecommerce divisions were launched on October 1, 1999. As a result it is difficult to predict whether the Company's revenues will materially fluctuate during its calendar year. Company management is not aware of any factor that might give rise to such a fluctuation.


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              (vi) WORKING CAPITAL ITEMS

         The Company is a service company and as a result it does not have any trade inventory that it carries. In the event an iNetversity student is dissatisfied with his/her class, she/he is provided with a one-time opportunity to take the class again. The Company's providing of Consulting and Placement Services is at a very early stage. As of the date of this filing the Company has not provided any warranty or guarantee associated with its Consulting or Placement Services.

              (vii) DEPENDENCE UPON LARGE CUSTOMERS

         Under the JTPA one customer, the South Bay Private Industry Council ("South Bay PIC"), accounted for approximately 23% and 19% of the Company's gross revenues during the years ended December 31, 1999 and 1998, respectively. The iNetecommerce division has one customer, RxAlternative, that generated approximately 17% of its gross and 59% of consulting revenues through the second quarter of 2000. In the event RxAlternative were to cease performing under its Agreement with iNetvisionz, iNetvisionz would redeploy the iNetecommerce personnel into: (a) other iNetproz consulting projects; (b) other internally or exteriorly generated business plans developed through its iNetecommerce division or (c) outsource such individuals on a temporary or permanent basis through its iNetproz division.

         On October 25, 1999, the Company entered into two agreements with
RxAlternative: (1) a web site maintenance agreement, and (2) an agreement to develop two new web sites.

         The web site maintenance agreement provides that iNetVisionz will maintain RxAlternative.com's web site at http://www.rxalternative.com for $10,000 a month. In addition to the $10,000 per month, iNetVisionz is entitled to $150 per hour for all work performed in excess of 40 hours each month. In the event of a material breach, the agreement is terminable by the non-breaching party if the breaching party is not able to cure the breach in ten days. Absent a breach, this agreement is terminable by either party with sixty days notice.


         The agreement to develop two new web sites provides for iNetVisionz to construct two new web sites for RxAlternative. In return for developing the web sites, iNetVisionz will receive 750,000 shares of RxAlternative stock, representing a 4.17% ownership interest in RxAlternative that is non-dilutable for the sooner to occur of five years or until an initial public offering by RxAlternative of at least 10 million shares or resulting in a market capitalization of at least 100 million dollars. In the event of a material breach, the agreement is terminable by the non-breaching party if the breaching party is not able to cure the breach in ten days. Neither party may unilaterally terminate the contract absent a material breach. If the agreement is terminated for any reason before iNetVisionz has completed the work, iNetVisionz is entitled to retain the number of shares necessary to compensate it at the rate of $125 per "man hour" at the share price of $1.25 per share.

              (viii) BACKLOG ORDERS

         The Company's "backlog" is not comprised of what would traditionally be characterized as a backlog of orders by a manufacturing company. The Company does believe that the combination of its agreements with RxAlternative (discussed above) and its agreement with ETP (discussed below) provide the Company with contractual commitments for certain revenues through 2000.

              (ix) GOVERNMENT CONTRACTS

         The Company participates in both state and federal government programs providing financing for technical training and education primarily through its iNetversity subsidiary. Most of these programs require that students qualify under Title III of the federally promulgated Job Training Placement Act. These requirements provide that a student must be eligible for or has exhausted his/her unemployment benefits through the state of California.

         Prior to June, 30, 2000, the Company had nine contracts with various organizations throughout Southern California which are financed by the federally financed Job Training Placement Act ("JTPA"). Starting July 1, 2000, the JTPA was replaced by the Workforce Investment Act ("WIA"). Centers who administer the WIA funds are required to only work with those training providers that have been approved by the California Eligible Training

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Provider List ("ETPL"). Upon the termination of the JTPA and initiation of the
WIA, the Company has entered into agreements with the ETPLs, the City of Hawthrone, administrator of the Regional Training Vendor Directory, and the City of Torrance, representing the Carson/Lomita/Torrance consortium. These Local Referring Agencies provide the Company with recently unemployed individuals interested in securing technical Education Services. Upon the Company accepting a student, his/her tuition is provided by WIA. Like its predecessor, the JTPA, each WIA agreement is for one year expiring on June 30, 20001. In the event the Company's contracts with these various Local Referring Agencies were not renewed, the Company would attempt to secure alternative sources of financing for its students. This would result in a substantial material delay in the Company obtaining tuition revenues. In the event the Company were unable to secure a source of funding as an alternative to JTPA/WIA, the Company's financial prospects would be materially and adversely effected.


         The Company has also entered into an Agreement with the state of California financed Employment Training Panel ("ETP") to provide financing for iNetversity students. Each ETP agreement is identical. This contract is in an amount up to $488,000 and is terminable in the event the Company fails to meet ETP's performance criteria or misapplies the applicable funding. The ETP agreement has an annual term, which is renewed on the same terms and conditions each year. In order to qualify for funding: (a) a student must be unemployed or prove that he will lose his employment unless he receives new technical skills provided by the Company and (b) the Company must place the student and the student must remain employed for 91 consecutive days following such placement. Under the ETP contract the Company is paid approximately $8,500 per student, with 20% payable upon commencement of Education Services by the Company and 80% payable upon the student completing 90 days of employment. The Company anticipates submitting at least three ETP applications during the year 2000, with its second ETP application submitted in March 2000. In the event the Company is unable to secure ETP financing, it will continue to consider other state and federal government programs providing financing for technical training and education. If the Company is unable to secure additional ETP funding or is unable to successfully apply for other government funded contracts, the Company's future operations may be materially and adversely effected.


         The Company only recognizes income when all services have been completed without further contingencies or performance obligations, and thereby have earned the right to receive and retain payment for services billed. The Company is entitled to receive progress payments under the ETP as follows:


                   20%- Upon services rendered in connection with enrollment of students in the training program and submission of verification of enrollment, timesheets and corresponding invoice by the Company to the respective agency;


                   80%- Upon satisfactory completion of the curriculum hours
              and continual employment for 91 consecutive days after placement by the Company. The Company is responsible for submitting corresponding timesheets, correspondence documenting activity, evidence of employment with certain information and related invoice to the respective agency.


         Under the ETP program, the Company invoiced a total of approximately $28,000 of which $22,000 was recorded as revenues with an estimated gross profit of $11,500.

              (x)  COMPETITIVE CONDITIONS.

         The Company believes that the business plan which it commenced implementing in October, 1999 places it in the following markets:

     (1) TECHNICAL EDUCATION. According to Forrester Research, a leading market research firm, the market for corporate on-line recruiting is growing. Over the next four years, the market is expected to grow almost 60% annually moving up to an estimated $1.7 billion in 2003 from $245 million in 1999. The Company's competitors include 7th Street.Com which provides interactive on-line technical training and Pinnacle Multimedia which provides training and education for companies' management and technical teams. The Company will provide instruction in developing software and installing hardware and on the job training primarily, although not always, associated with internet applications ("Technical Applications") through its iNetversity subsidiary. While the Company's historical focus has been upon the traditional classroom setting, it is now deploying a series of internet based classes (which the Company calls "courseware) allowing students to work at their own pace, but still

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assimilate the same information as if attending traditional classroom settings.
There are thousands of companies, junior colleges and universities throughout the United States which provide Technical Application education to their students.

         The Company is a certified solutions provider for Microsoft, Novell and Lotus. Virtually, all competitors of the Company in Education Services have one or all of these certifications. These certifications identify that the Company offers all classes necessary to be a Microsoft/Novell/Lotus solutions provider. The number and complexity of the classes required for such certifications is determined by the certifying company. The significance of such certification is primarily two-fold: (a) it provides potential employers with a readily recognized level of education which prospective employees have obtained and (b) it provides individuals with such certifications the background to take more advanced classes in the various applications in which they are certified (many of which are offered by the Company).

     (2) TECHNICAL PLACEMENT. During the second quarter of 2000, the Company formed Corporate Search Network as a wholly owned subsidiary. Corporate Search Network identifies permanent and temporary employment opportunities for InetVersity students as well as other individuals trained primarily in technical areas. In the event that Corporate Search Network, Inc. successfully places a candidate, then the fees are deemed payable 30 days thereafter. If the employer is dissatisfied with the performance of the candidate during his/her initial 30 days of employment, then Corporate Search Network is obligated to replace the candidate, if and only if the employer has paid his/her fees. The Company believes that there are thousands of companies throughout the United States providing temporary and permanent employment placement for individuals skilled in Internet Applications.

     (3) TECHNICAL CONSULTING. The Company will consult with primarily large corporations in connection with a number of their Technical Applications through its iNetproz division. A December 20, 1999 Los Angeles Times article reports that IDC (an internet data tracking firm) projects that the market for Internet consulting and developing online businesses is expected to grow from $4.6 billion in 1998 to $43.7 billion in 2002. The Technical Applications provided by the Company have included a broad range, from a simple "help desk" to answer basic questions to the design and development of a company-wide "intranet". The Company believes that it has thousands of competitors in this industry. The largest competitors in this field include: Chicago based Whitman-Hart, Inc., which recently announced that it is acquiring USWEB/CKS Corp. in a six billion dollar transaction to create the largest Internet professional services firm in the world and IXL Enterprises, headquartered in Atlanta, has over 2000 employees providing internet consulting and support services.

     (4) INTERNET COMMERCE. The Company's iNetecommerce division implements Internal Business Plans (developed primarily by the Company) and External Business Plans (developed primarily by third parties). As the scope of iNetecommerce's mission is very broad, it is difficult to define its competitors other than to state that its competition is immense. Virtually every company on the internet is a potential customer of the iNetecommerce division. RxAlternative, the initial External Business Plan project implemented by iNetecommerce (discussed above) is deploying into the healthcare sector of the internet which has major competitors such as Healtheon, Inc. and Dr.Koop.com.

         Prior to October, 1999 virtually all of the Company's revenues were generated through the providing of Education Services through its iNetversity subsidiary. The Company has designed a series of career tracks defined by the classes an individual should take in order to achieve a particular career objective. The Company's Education Services focus primarily upon advanced Technical Applications and most entrance level classes providing for the first tier of Microsoft, Lotus and Novel certification are offered by other competitor's programs. The Company is currently developing a series of classes providing for Internet development utilizing the Linux platform. While the Company believes that it has a number of better financed and larger competitors in the field of Education Services, the Company has not identified a competitor which primarily focuses upon advanced level classes with the objective of achieving a specifically defined career objective.

         As noted previously, the Company only commenced its iNetproz and iNetecommerce divisions in October, 1999 thus virtually all of its competitors are better financed and more advanced in the implementation of their business plan. As noted above, industries associated with the providing of Technical Placement and Consulting contain literally thousands of competitors, ranging from small one man operations to multi-billion dollar conglomerates specializing in support for their proprietary products. The iNetecommerce division's potential competitors are contingent upon the eventual business plan it elects to commence. Clearly, its initial project, RxAlternative has many potential offline and online competitors.

         The Company believes that the principal methods of competition in all three of iNet's divisions involve: (a) the ability to provide advanced technology; (b) identifying at an early stage technological trends and (c) customer satisfaction.

         The Company's ability to compete in applying these methods may be divided into negative and positive factors:

     (1) NEGATIVE COMPETITIVE FACTORS. The Company believes that virtually all of its major competitors are better financed and have a longer operating history. Further, many of these competitors have readily recognizable industry trade names thereby causing it to be more difficult for the Company to penetrate the marketplace. Finally, the primary negative competitive factor is that there is tremendous international economic activity in connection with virtually all facets of the Internet and as a result, not only will the Company be faced with better financed competitors, but the Company believes that just in the United States the number of competitors will be in the thousands.

     (2) POSITIVE COMPETITIVE FACTORS. Since its inception during the fourth quarter of 1998, the Company has focused upon providing advanced level Education Services for Technical Applications (addressing factor (a) under principal methods of competition above). This has provided a "pool" of technologically advanced individuals to eventually staff the iNetproz and iNetecommerce divisions. Thus, rather than be forced to hire people with which the Company has no history, it has increasingly looked to iNetversity's students to fill its other divisions. Further, iNetproz and iNetecommerce provide: (a) on the job training for iNetversity students (something most technical education schools cannot provide); and, (b) information to iNetversity regarding technological trends, thus allowing iNetversity to accordingly adjust its course offerings. These last two items address the second factor set forth above under principal methods of competition: early identification of technological trends. The Company believes that if it is to be successful and provide a high level of customer satisfaction (the third principal method of competition set forth above) then there must be a continuous flow of information between its various divisions. For example, iNetecommerce and iNetproz must identify employment needs in the marketplace and iNetversity must then educate and train to address these needs.

              (xi) RESEARCH AND DEVELOPMENT.

               Since October 1, 1999 the Company has attempted to continuously monitor developments on the Internet (through information provided by it iNetproz (defined below) corporate clients and through its iNetecommerce (defined below) internet site development) and then adjusts the course offerings of iNetversity according to the provided information. While these divisions are currently at an extremely early juncture, since their inception on October 1, 1999 these divisions have provided information to iNetversity which iNetversity has begun to incorporate into its course offerings. The Company estimates that at any given time the equivalent of two employees (representing approximately 300 to 400 hours per month) are devoted to its research and development activities. These activities focus upon technical developments in internet and computer technologies. These development activities are typically not paid directly by our customers; however, the Company believes that the quality of its work product and services and as a result the amount of revenues it may generate from these products and services will result in future revenue opportunities through these development efforts.

              (xii) ENVIRONMENTAL LAWS.

         The Company's operations do not give rise to any material issues arising from state or federal environmental laws.

              (xiii) EMPLOYEES.

         As noted below, prior to June 30, 1999 the Company was in the exclusive business of providing Education Services (defined below). As of November 30, 2000, the Company had 67 employees divided as follows: 14 in general administration, 24 providing Education Services through iNetversity, 14 providing Consulting and

Placement Services through iNetProz and 15 developing Internal and External Business Plans through iNetecommerce. All of the Company's employees work on a full-time basis.


         On or about October 1, 1999 the Company elected to divide its operations into three separate divisions: (a) iNetversity; (b) iNetproz; and (c) iNetecommerce. The business plan for each of these divisions is set forth under
(C) Description of Business. Only iNetversity is operated as a separate corporation, the other two divisions operate within the Company. The Company intends to provide all of the divisions' services to minority communities through its Out-of-the-Box solutions tradename. At this time, no revenues have been generated through the Out-of-the-Box tradename or business plan. The Company anticipates that during the remainder of calendar 2000 it shall add an average of one employee during each month to iNetversity (approximately 90% of which shall be instructors and 10% of which shall assist in classroom set up and administration). The Company also anticipates that it will add 5 to 10 general accountancy and administrative employees during the remainder of calendar year 2000, three employees each month to iNetproz (approximately divided 33% to temporary and permanent placement and 66% to technical application consulting) and two employees each month to iNetecommerce (approximately 50% of which shall assist in the development of internal business plans and 50% of which shall assist in the development of outside business plans). There is no assurance that the Company will grow at the rate set forth above; further, in the event the Company is unsuccessful in raising outside capital it may be forced to curtail the growth set forth above.

         (D)  GEOGRAPHIC AREA FINANCIAL INFORMATION.

         As noted below, 100% of the Company's revenues are generated either through its Torrance, Los Angles, or Irvine, California facilities. As these facilities are within 40 miles of each other, there is no material distinction between the two operations arising from geographical location. Further, the Company currently has no operations outside the United States.

         (E)  AVAILABLE INFORMATION.

         The Company has filed its first three Form 10-QSB for the first three quarters of the calendar year 2000. The public may read and copy materials filed by the Company at the Security Exchange Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Once the Company commences filing under the Exchange Act it will file electronic reports, proxy and information statements that maybe accessed at http:\\www.sec.gov. The primary internet address of the Company is www.iNetvisionz.com.







         (F)  REPORTS TO SECURITY HOLDERS.

         The Company became a reporting company 60 days after the filing of its 10SB. The Company's initial Exchange Act filing was its Form 10-QSB for the first quarter of 2000. The Company is not required to, and does not intend to file a Form 10K-SB for the year 1999 nor shall it file a related Annual Report to Shareholders. The Company shall comply with all proxy, quarterly and annual reporting requirements thereafter. The quarterly reports shall contain financial statements reviewed by an independent certified public accountant and the annual report shall contain financial statements audited by an independent certified public accountant.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following is management's discussion and analysis of the Company's financial condition and results of operations. Detailed information is contained in the financials included in this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. This discussion should be read in conjunction with the Description of Business discussion set forth earlier in this Form 10. As indicated in this Form 10, the Company commenced implementation of a new business plan in October, 1999. The Company believes that the early stage development of this business plan would render it speculative to predict the eventual financial impact of this new business plan. As a result, the following "Management's Discussion and Analysis of Financial Information and Results of Operations" primarily focuses upon the historical results of operations of the Company. The Company has attached as Exhibits to this Form 10 and incorporates herein the information contained in these documents the first, second and third quarter 10-QSBs filed by the Company.


         Since its inception through March 31, 2000, the Company had not generated net income from operations. As a result, the Company's independent accountants issued a going concern opinion on the December 31, 1999 financial statements. In order to implement its business plan, the Company believes that it will need to raise a minimum of $1 million in equity capital during calendar year 2000. In excess of 50% of this amount would be expended to acquire new computer hardware and software. The balance of such capital would be utilized as working capital, primarily to finance the INetecommerce division. This is not based upon a formal set of projections, but rather estimates calculated by the Company's management based upon expenditures during the last quarter of 1999 and the first two quarters of 2000. If the Company is unable to raise such capital, it is the intention of the Company to reduce, delay, eliminate or sell all or a portion of the INetecommerce division, as the revenues generated by this division, the Company believes, will require a longer marketing and development cycle, relative to the more established Inetversity (Education Services) and Inetproz (computer consulting and employment placement) divisions. The Company believes that its current cash flow would be sufficient to support such a reduced or delayed implementation of the business plan. However, there is no guarantee that the curtailment of the INetecommerce division's business plan would be sufficient to permit the company to continue as a going concern.


         During the fourth quarter of 1999, the Company acquired computer equipment, hardware and software for use in its daily operations in the amount of approximately $150,000. These assets were acquired using cash proceeds from operations and from issuance of debt and equity securities during November and December 1999, which are as follows: (i) The Company entered into a Subscription Agreement with a Floyd Horwitz, father of Lawrence W. Horwitz, to sell 200,000 shares under Rule 506 of Regulation D of the Securities Act of 1933 at the price of $0.25 per share. The total cash proceeds of $50,000 went to the Company; (ii) The Company commenced an offering of up to $500,000 in Units. The price of each Unit was $25,000 and each Unit was comprised of one promissory note with a six month term at 8% interest and a five-year warrant with an exercise price of $0.80 per share. As of the date of this filing, the Company has raised $250,000 from this offering of Units.

         During March 2000, the Company received $250,000 from Winthrop Venture Fund, Ltd., an accredited investor, from the issuance of two securities in exchange for this investment, which are as follows: (i) Promissory note payable, bears interest at 9% per annum, unsecured and all interest and principal due by March 2001 (ii) 75,000 warrants were also granted with an exercise price of $0.80 per share, which expire in three years from the date of grant. Pursuant to this agreement, in the event the Company completes a registration statement under the Securities Act of 1933, the Company shall be obligated to register the shares underlying the warrants.

         On June 7, 2000, the Company received $250,000 from the Harold Axelrod Revocable Trust, a non-affiliated, accredited investor in exchange for a convertible debenture. The Debenture matured on December 1, 2000 whereupon all principal and accrued interest (at the rate of 8% per annum) is due and payable. The debenture was convertible by Axelrod upon the 120th day after the execution of the debenture and ending upon the maturity date of December 1, 2000, at the rate of one share of common stock per $.75 of principal amount of the debenture, or 70% of the five day average of the ask price per share of the Company's common stock based on the five days preceding Axelrod's notice of its intent to convert. No accrued interest is payable on conversion.

         In August, 2000, the Company received $50,000 from Winthrop Venture Fund, a non-affiliated, accredited investor in exchange for a promissory note due the earlier of the raise of $200,000 in a private placement of the Company's securities or sixty days from the execution date, bearing interest at the rate of 9% per annum and warrants to purchase 834 shares of common stock at the price of $.80 per share


         In October and November, 2000 the Company received $500,000 from Pre-IPO Ventures, Inc., a non-affiliated, accredited investor to purchase 500,000 shares of preferred stock of the Company at $1.00 per share. The preferred stock was duly authorized by the board of directors and shareholder resolutions. This investor entered into subscription documents with the Company wherein the investor asserted facts demonstrating that it was an accredited investor. These shares were offered in reliance on an exemption from registration available under Rule 506 of Regulation D of the Act.


         Finally, the Company is currently delinquent in the payment of its payroll taxes. Revenues generated from operations and financing activities have not been sufficient to pay this debt. The Company has entered into negotiations with the IRS to pay the outstanding obligations.

                  The following information was derived from the Company's historical financial statements incorporated herein.

                                                     Year Ended           Year Ended
                                                     December 31,         December 31,
                                                        1998                 1999
                                                      (Audited)            (Audited)
                                                      ---------            ---------
    Statement of Operations Data                      $1,016,633           $2,280,489
         Revenues
      (Net Loss)                                      (2,314,515)          (2,870,029)
    (Net Loss) per share, basic and diluted                (0.63)               (0.38)
    Balance Sheet Data
         Current Assets                                  571,432
                                                                              515,816

         Total Property and Equipment, net               400,839              402,396
         Total Assets                                  1,513,817            1,356,508
         Total Current Liabilities                       658,203            1,565,923

         Accumulated Deficit                          (2,425,266)          (5,295,295)
         Stockholders'  Equity(deficiency)               514,139             (209,415)

YEAR ENDED DECEMBER 31, 1999 AS COMPARED TO YEAR ENDED DECEMBER 31, 1998

         REVENUES. The Company generated $2,280,489 in revenues during the year ended December 31, 1999, derived primarily from training revenues at its iNetVersity subsidiary level, as compared to $1,016,633 in revenues for the year ended December 31, 1998. Revenues during 1998 reflected four months of revenues of the training subsidiary, as the Company had only acquired the assets of the training division that were transferred to iNetversity on September 1, 1998.

         GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES. The Company had $4,051,528 in general, administrative and selling expenses for the year ended December 31, 1999, as compared to $2,873,193 of such expenses for the same period in 1998. As substantially all expenses are incurred by the Company's subsidiary, the 41% increase was significantly attributable to the subsidiary's expenses, which included rent expense from two training locations, increase in number of employees and key personnel to accommodate the growing needs of the Company, depreciation and amortization of property, equipment and intangible assets, increase in professional fees and non-cash compensation. The amounts at December 31, 1999 include twelve months of expenses of the subsidiary, as compared to only four months of expenses at December 31, 1998. During the years ended December 31, 1999 and 1998, the Company wrote off approximately $105,000 and $42,000, respectively, as bad debt expense as the amounts were deemed not collectible by management. Also included in the December 31, 1998 expenses is a $754,000 charge to compensation for stock issued in exchange for services during the start-up stages of the Company as compared to $148,000 during the year ended December 31, 1999. A breakdown of the components of the general, administrative and/or selling expenses for the years ended December 31, 1999 and 1998 are as follows:


                                                    1998                1999
                                                    ----                ----
Advertising and marketing                          $177,645            $ 76,346
Bad debt expense                                    201,618            104,644
Depreciation and amortization                       92,798             293,611
General operation expenses                          69,274             318,840
Office expenses                                     42,416              27,121
Payroll expense                                    1,267,267          1,439,777
Professional fees                                   47,418             211,000
Rent                                                77,205             259,800
Telephone and Utilities                             37,077              96,401
                                                 --------------------------------

                                                  $ 2,013,718        $ 2,927,540
                                                 ================================


ITEM 3:  PROPERTIES AND YEAR 2000 COMPLIANCE.

         The Company currently operates out of three facilities: It leases approximately 11,561 square feet of space at 19950 Mariner Avenue, Torrance, CA 90503 and approximately 6000 square feet at 19772 MacArthur Blvd., Irvine, California 92615. The Company's primary administrative operations have been conducted at the Torrance facility. The Irvine facility is primarily composed of additional classrooms to provide Education Services. The Torrance facility is subleased from NovaQuest Info Systems, Inc. Under the terms of the sublease, the monthly rent is $11,395.80. The sublease expires December 31, 2000. The Irvine lease requires monthly payments of $8,236.20 and expires in September, 2000.

         Commencing April 15, 2000, the Company entered into a sublease to lease approximately 16,339 square feet at 6033 West Century Blvd., Suite 500, Los Angeles, CA 90045. These facilities shall serve as the Company's new headquarters. Under the terms of the sublease, the annual rent is $235,281. The sublease expires September, 2002.

         The Company has developed and acquired its computer systems with an objective to be Year 2000 compliant. To date, the Company has not suffered any consequences arising out of the Year 2000 compliance issues. The Company does not believe it will suffer any material adverse consequences from Year 2000 issues.

ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 30, 2000: (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock; (ii) each director of the Company; and
(iii) all directors and officers as a group.


TITLE OF CLASS(4)          NAME AND ADDRESS(5)                AMOUNT AND NATURE OF OWNERSHIP      PERCENT(6)
-----------------          -------------------                ------------------------------      ----------
Common Stock               Noreen Khan,                       1,717,435(1)                           12.9%
                           President, Director

Common Stock               Lawrence W. Horwitz                1,055,000(2)                           7.92%
                           Secretary, Director

Common Stock               Tariq Khan                         3,201,667(3)                           24.05%

Total Shares held by officers, directors and 5% shareholders: 5,974,102                              44.87%


---------------------------------

(1) This amount includes 175,000 and 170,000 options to purchase common stock exercisable at $1.00 per share granted to Ms. Khan on January 1, 1999 and January 1, 2000 respectively.
(2) This amount includes up to 300,000 options exercisable at $1.75; 200,000 shares acquired by Floyd Horwitz, the father of Lawrence W. Horwitz; an option to purchase 15,000 shares at $1.00 per share granted on January 1, 2000; and, the conversion of a $150,000 secured promissory note in May, 2000 pursuant to the terms of a Settlement and Conversion Agreement by and between companies, of which Mr. Horwitz is a beneficial owner, and the Company wherein these companies received 500,000 shares of common stock of the Company (see Certain Relationships).
(3) This amount includes options to purchase 13,000 and 15,000 shares of common stock at $1.00 per share granted on January 1, 1999 and January 1, 2000 respectively. These shares are held beneficially by Mr. Khan as a principal of Knightrider Investments. Tariq Khan is the son of Noreen Khan, the president of the Company.
(4) Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.
(5) c/o Company's address: 6033 West Century Blvd., Suite 500, Los Angeles, CA 90045.
(6) The percentage calculation is based on 13,312,959 shares on a fully diluted basis which included 11,840,959 shares issued and outstanding as of September 30, 2000, and 1,472,000 options to purchase common stock issued as of September 30, 2000.

ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and officers of the Company are as follows:

                Name                  Age                   Position
         -------------------          ---            -----------------------
         Noreen Khan                  52             President ,Treasurer,  Director
         Lawrence W. Horwitz          40             Director, Secretary, General Counsel

     NOREEN KHAN, President and CEO of the Company since May of 1998 and a member of the Board of Directors since October of 1998. Ms. Khan was employed by Tansa Group as a business consultant from May, 1993 through August, 1996. From September, 1996 through April, 1998 Ms. Khan was the financial officer of United Golf Properties, Inc., a privately held real estate investment trust specializing in the acquisition and operation of golf course properties. Ms. Khan is responsible for the business development, financial management and overall strategic planning and expansion of the Company.

     LAWRENCE W. HORWITZ, Director since November 1999. Mr. Horwitz was a founding shareholder of the Irvine, California law firm of Horwitz & Beam in 1992. During the second quarter of 1999, Mr. Horwitz sold his interest in Horwitz & Beam to Mr. Beam and, as a result, Mr. Horwitz is no longer an officer, director or shareholder of Horwitz & Beam. Mr. Horwitz remains a Senior Attorney with Horwitz & Beam and spends approximately 60% of his working time practicing law with Horwitz & Beam. He specializes in the securities law aspects of private and public offerings. He is currently a member of the Board of Directors of Beta Oil and Gas, Inc. (NASDAQ Small Cap: BETA) and was involved in that company's initial public offering in 1999. The balance of Mr. Horwitz' time is spent working for Strawberry Canyon Capital, Inc., of which he is the sole shareholder, officer and director. Strawberry Canyon functions as a venture capital fund, making early stage investments, primarily the general partner of two bridge loan funds: Westport Capital Partners, Ltd. and Laguna Pacific Partners, Ltd. These bridge loan funds provide early stage financing for primarily technology oriented companies positioning to complete a private or public offering of securities. He is a graduate of the University of California, Berkeley Haas School of Business (B.S.) and the Boalt Hall School of Law (J.D.)


     There is no director or executive officer of the Company which serves on a board of, or occupies a position in a company that would cause a conflict of interest.

ITEM 6:  EXECUTIVE COMPENSATION

     Set forth below is a summary of compensation for the Company's officers for fiscal years 1999. There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Company in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or its subsidiary.

                           SUMMARY COMPENSATION TABLE

================================================================================
Name and                          Annual Compensation
Principal Position                -------------------

                                  Year            Salary           Stock Options
Noreen Khan                       1999            $66,000            175,000
CEO, President,
Secretary & CFO

Meenaz Hudani
CIO                               1999            $60,000               -0-

Ralph Hutchinson
VP, Marketing                     1999            $60,000               -0-

Linda Ruby
VP, Professional
Placement                         1999            $54,000               -0-
================================================================================


     The foregoing options are at an exercise price of $1.00.

     The Company's By-laws state that Directors of the Company shall not receive any stated salary for their services, but, by resolution of the Board of Directors, a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board of Directors. The Company maintains directors and officers liability insurance. To date, the Company has not paid any fixed sum for expenses to board members for attendance at Board of Director meetings or in discharging their obligations as Board members.

ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company is in the development stage of the new business plan it launched in October 1999. Further, the Company has never conducted profitable operations until the quarter ended June 30, 2000. Based upon the foregoing, the Company believes that it has had difficulty in attracting substantial investment capital, outside its present management team and principal shareholders. As a result, the Company believes that each of the transactions set forth in this section were on terms that were as favorable as those that could have been obtained from unaffiliated parties, in that the Company has attracted limited capital from unaffiliated parties as of the date of this filing, and those transactions were conducted on terms similar or identical to the terms set forth below.

     Noreen Khan, the president of the Company, has entered into the following transactions with the Company:

          (1) In May, 1998 she entered into a Subscription Agreement pursuant to which she provided $53,487 in debt financing which was converted into equity during the fourth quarter of 1999 at the rate of $.20 per share, in accordance with the original terms of the Subscription Agreement;

          (2) In April, 1998 she acquired 100,000 shares of the Company under Rule 504 of Regulation D at the price of $.15 per share;


          (3) In July, 1998 she acquired 200,000 shares of the Company under Rule 506 of Regulation D at the price of $.15 per share;

          (4) During calendar year 1999 Ms. Khan received 800,000 shares as additional compensation for services rendered to the Company.

          (5) On January 1, 1999, Ms. Khan was issued options to purchase 175,000 shares of common stock of the Company at $1.00 per share; and,


          (6) On January 1, 2000, Ms. Khan was issued options to purchase 170,000 shares of common stock of the Company at $1.00 per share.

     Tariq Khan, the son of the President of the Company, has entered into the following transactions with the Company:

          (1) In May, 1998, he entered into a Subscription Agreement pursuant to which he provided $640,000 in debt financing which was converted into equity during the fourth quarter of 1999 at the price of $0.20 per share (for 3,200,000 shares), in accordance with the original terms of the Subscription Agreement;


          (2) In November, 1998, Manhattan West, Inc., a corporation controlled by Mr. Khan entered into a Consulting Agreement with the Company for marketing, general business and public relations services for a one year period. Manhattan West was paid $112,000 in stock at the price of $1.68 per share (66,667 shares in the aggregate) for these services; and,


          (3) During 1998 Mr. Khan received 500,000 shares for consulting services provided to the Company valued at $175,000. These services included strategic planning of the business plan which commenced implementation in October, 1999, identification of key personnel to implement this business plan, budgeting and capitalization planning and general business consulting and advice;


          (4) On January 1, 1999, Mr. Khan was granted options to purchase 13,000 shares of common stock of the Company at $1.00 per share; and


          (5) On January 1, 2000, Mr. Khan was granted options to purchase 15,000 shares of common stock at $1.00 per share.

     Ramsey Hakim, former Chairman of the Board of the Company entered into the following transactions with the Company:


          (1) In November, 1998 the Company entered into a one year Consulting Agreement with Mr. Hakim. The amount due under this Consulting Agreement was converted into 100,000 restricted shares of stock during the fourth quarter of 1999 at a value of $1.86 per share;


          (2) During 1998, Mr. Hakim received 250,000 shares for services provided as the Chairman of the Board of the Company valued at $87,500;


          (3) On January 1, 1999 the Company issued Mr. Hakim 13,000 options exercisable at $1.00 per share in accordance with the Company's annual issuance of options to key employees, consultants, officer and directors of the Company; and


          (4) On January 1, 2000 the Company issued Mr. Hakim 15,000 options exercisable at $1.00 per share in accordance with the Company's annual issuance of options to key employees, consultants, officer and directors of the Company.


     Lawrence W. Horwitz, a member of the Board of the Directors of the Company and its General Counsel and Secretary and his father Floyd Horwitz entered into the following transactions with the Company:

          (1) In November 1999, Mr. Horwitz received the right to receive up to 300,000 options exercisable at $1.75 per share. These options vest at the rate of 225 for each hour of service provided by Mr. Horwitz on behalf of the Company. The exercise price is payable $1.00 in services at the rate of $225 per hour and $.75 in cash. As of October 31, 2000, the maximum 300,000 options had vested;


          (2) In December 1999, Floyd Horwitz, the father of Lawrence Horwitz, acquired 200,000 shares of the Company at the price of $0.25 per share;


          (3) In December 1999, Laguna Pacific Partners, LLP and Knight-Rider Investments, Inc. provided $150,000 and $100,000 respectively through a secured promissory note financing. In May, 2000, the Company determined that it would be unable to pay back these sums and as a result, the Company negotiated to convert these notes into shares of common stock of the Company. Strawberry Canyon Capital, Inc. paid the amount owed to Laguna Pacific Partners, LLP and accordingly the notes were converted into 475,000 shares to Strawberry Canyon Capital, Inc., 25,000 to Laguna Pacific and 333,333 shares to KnightRider (at the conversion rate of $0.33 per share). The Company recorded an additional expense of $250,000 as a result of the beneficial conversion feature in fiscal 1999. Lawrence W. Horwitz, Director, is the sole shareholder of Strawberry Canyon Capital, Inc., one of the general partners of Laguna Pacific Partners, LLP; and


          (4) On January 1, 2000, Mr. Horwitz was granted options to purchase 15,000 shares of common stock at $1.00 per share.

ITEM 8:  LEGAL PROCEEDINGS

     The Company is not a plaintiff or a defendant in any legal proceedings.

     However, on or about March 22, 2000, the Company reached a verbal agreement with Revenue Officer John Graham of the Internal Revenue Service's Long Beach office. This agreement related to unpaid withholding taxes for the fourth quarter of 1998 and the four quarters of 1999. At or about the time of this agreement, the Company paid $200,000, leaving a balance of $253,366 (this amount did not include 1999 fourth quarter interest and penalties, as the IRS had not yet posted these amounts; however an estimate was accrued at 12/31/99.) The Company has agreed and is paying $15,000 per month until the outstanding past balance is paid in full.

ITEM 9:  MARKET PRICE OF COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     A.   MARKET INFORMATION

     The Company's Common Stock is currently quoted on the Over-The-Counter Market under the Symbol "INVZ". Set forth below is the trading history of the Company's Common Stock consisting of the closing price of the Company's common stock as of the last day of the month indicated, without retail mark-up, mark-down or commissions and the inter-dealer quotations over the month indicated, all as displayed by Financial Web at www.financialweb.com:


    ------------------------------------------------------------------------------------
           1999                        CLOSING PRICE         HIGH RISK           LOW BID
           ----                        -------------         ---------           -------
    January 1 - 31                     1.62                  2.06                1.25
    February 1 - February 28           1.50                  2.06                1.31
    March 1 - March 31                 2.03                  2.25                1.37
    April 1 - April 30                 4.50                  5.37                1.75
    May 1 - May 31                     2.25                  5.00                1.50
    June 1 - June 30                   1.47                  3.31                1.43
    July 1 - July 31                   1.19                  1.87                1.03
    August 1 - August 31               0.94                  1.56                0.69
    September 1 - September 30         0.87                  1.25                0.69
    October 1 - October 31             0.87                  1.25                0.72
    November 1 - November 30           0.78                  1.06                0.69
    December 1 - December 31           0.75                  1.03                0.69
           2000
           ----
    January 1 - January 31             1.31                  1.31                0.75
    February 1 - February 28           0.75                  1.22                0.69
    March 1 - March 31                 0.78                  1.19                0.66
    April 1 - April 30                 0.25                  0.56                0.46
    May 1 - May 31                     0.36                  0.53                0.48
    June 1 - June 30                   0.40                  0.44                0.39
    July 1 - July 31                   0.45                  0.76                0.57
    August 1 - August 31               0.45                  0.45                0.20
    September 1 - September 30         0.40                  0.80                0.39
    October 1 - October 31             0.35                  0.50                0.35
    November 1 - November 30           0.20                  0.41                0.16
    ------------------------------------------------------------------------------------

         The above quotations are inter-dealer quotations, and the actual retail transactions may involve dealer retail mark ups, mark downs, or commissions for market makers of the Company's stock.

         Except for 3,405,357 free trading shares, all shares issued by the Company are "restricted securities" within the meaning of Rule 144 under the 1933 Act. Ordinarily, under Rule 144, a person holding restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of the Company's then-outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Future sales of such shares and sales of shares purchased by holders of options or warrants could have an adverse effect on the market price of the Common Stock.

         In the absence of a security being quoted on the Nasdaq stock market, or the Company having $2,000,000 in net tangible assets, trading in the Company would be covered by Rule 15c2-6 of the Exchange Act for non-Nasdaq and non-exchange listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a new worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000, jointly with their spouse) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are also exempt from this rule if the market price is at least $5.00 per share.

         The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stocks and for trades in any stock defined as a penny stock. Under SEC rules, "penny stock" is any security that has a market price or exercise price of less than $5.00 per share. In addition, unless exempt, the rules require the broker/dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale. The broker/dealer must disclose commissions payable to both the broker/dealer and the registered representative, current quotations for the securities, and if the broker/dealer is the sole market-maker. Finally, monthly statements have to be sent disclosing recent price information for a penny stock held in the account and information on the limited market in penny stocks.

         These rules have a substantial effect on the liquidation of the Company's common stock.

         B.   HOLDERS

         As of September 30, 2000, there were approximately 55 registered holders of the Company's restricted Common Stock, as reported by the Company's transfer agent. These registered holders include both individuals, as well as corporations. This figure does not include shares that have been placed into street name through the Depository Trust Company system.

         C.   DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

         D.   OPTIONS

         On January 1, 1999 the Company authorized up to 500,000 options to purchase common stock of the Company at an exercise price of $1.00 per share and issued 201,000 options exercisable at $1.00 per share. These options have a three year term, and a percentage of which is exercisable on an annual basis commencing January 1, 2000. These options were issued to various employees, board of director members, and consultants of the Company.


         Also, in November, 1999 the Company issued 300,000 options to Lawrence
W. Horwitz at an exercise price of $1.75. These options are entitled to S-8 registration rights in the event the Company becomes a Reporting Company within the meaning of the Securities Exchange Act of 1934.


         On January 1, 2000, the Company issued options to purchase 285,000 shares of common stock of the Company at the price of $1.00 per share to key employees, officers and directors of the Company. These options have a three year term, and a percentage of which is exercisable on an annual basis commencing January 1, 2001. These options were issued to various employees, board of director members, and consultants of the Company.

         E.   TRANSFER AGENT

         The Company's transfer agent is Alpha Tech Stock Transfer, 929 East Spires Lane, Drapers, Utah, 84020, the agent's telephone number is (801) 571-5118.

ITEM 10: RECENT SALES OF UNREGISTERED SECURITIES

The Company has offered securities to investors who have a previous business relationship with either an officer, director or greater than 5% shareholder of the Company. There has been no solicitation of accredited or non-accredited investors who do not meet this standard.


On April 3, 1998, the Company (which was then known as Zebulon Enterprises) had 1,142,857 shares issued and outstanding, all of which were free-trading. These shares were issued for nominal consideration in a private placement that was conducted in 1990.


Simultaneous with the closing of the Zebulon acquisition, the Company sold 1,114,000 shares of common stock to six accredited investors at $.085 per share. The aggregate proceeds raised was $94,690. Each of these investors completed a subscription agreement with the Company wherein they asserted facts demonstrating that they met the definition of accredited investor as that term is used in Regulation D of the Securities Act 1933. In issuing these shares, the Company relied on an exemption available under Rule 504 of Regulation D.


In May 1998, the Company entered into two Subscription Agreements with accredited investors providing for up to $850,000 in debt convertible into common stock at the price of $0.20. One of these investors was the President of the Company. The other investor was Tariq Khan, son of the President, and consultant to the Company. In April 2000, the Company converted all of the debt ($693,487 in the aggregate) into 3,467,435 shares of restricted common stock. The shares were issued pursuant to an exemption from registration available under 4(2). Both Mr. and Ms. Khan are accredited investors and affiliates of the Company. See Item 7 "Certain Relationships and Related Party Transactions" for additional information regarding these transactions.


During 1998, the Company issued 800,000, 500,000 and 250,000 shares to Noreen Khan (President of the Company), Tariq Khan (Noreen Khan's son and marketing/public relations consultant), and Ramsey Hakim (Chairman of the Board of the Company), respectively and the Company recorded compensation expense in the amount of $737,000 during the year ended December 31, 1998. The Company also issued 250,000 shares to Mr. Peter Zmudski for services rendered. The shares were valued at $1.00 per share. The Company issued 50,000 shares to Mr. Jack Madha for services rendered. The shares issued in May 1998 were valued at $.15 per share. Each of these investors are accredited investors with a pre-existing business relationship with the Company. See Item 7 "Certain Relationships and Related Party Transactions" for additional information regarding these transactions.


During May to September 1998, the Company sold 1,400,000 shares of restricted common stock under Rule 506 at the price of $0.15 per share. There were 13 accredited investors in this transaction and 100% of the proceeds, $210,000, was provided directly to the Company. All offers and sales were made only to accredited investors. All but tow of the investors invested in June, 1998, the final two investors invested in September, 1998. Each of these investors completed a subscription agreement with the Company wherein they asserted facts demonstrating that they met the definition of accredited investor as that term is used in Regulation D of the Securities Act 1933. In issuing these shares, the Company relied on an exemption available under Rule 506 of Regulation D.


In September 1998, the Company issued 520,000 shares of its common stock in connection with the acquisition of certain assets from NovaQuest Infosystems, Inc. ("NovaQuest".) Of these shares, 200,000 were issued to NovaQuest and 320,000 were issued directly to five employees of NovaQuest. These individuals are: Greg Goeser, 29,133 shares; Asif Hudani, 76,160 shares; Zeb Bhatti, 150,707 shares; Dr. Nasir Khaja, 54,400 shares; and, Sheila Johns, 9,600 shares. The shares were issued directly to the employees at the instruction of NovaQuest. While it is the understanding of the Company based upon discussions with NovaQuest, that these employees were owners of NovaQuest, the Company did not independently verify this representation. These shares were not provided as either a signing bonus or for services to be rendered in the future to the Company. NovaQuest and the NovaQuest employees were sophisticated investors who, by virtue of the due diligence performed in connection with the asset purchase, had sufficient access to the information necessary to make an investment decision in the Company. The shares were issued pursuant to an exemption from registration available under 4(2) of the Act.

During September 1998, the Company sold 180,000 shares of common stock at $1.00 per share to five accredited investors and 100% of the proceeds were provided directly to the Company. All offers and sales were made only to accredited investors. Each of these investors completed a subscription agreement with the Company wherein they asserted facts demonstrating that they met the definition of accredited investor as that term is used in Regulation D of the Securities Act 1933. In issuing these shares, the Company relied on an exemption available under Rule 506 of Regulation D.


During November 1998, the Company entered into three Consulting Agreements providing for marketing, general business and public relations services. These agreements were with Ramsey Hakim, a member of the Company's board of directors ($3,750 per month), Manhattan West, Inc. ($2,500 per month) and Winthrop Venture Management, Ltd. ($2,500 per month). These Consulting Agreements provided that all amounts due could be converted into common stock shares at the rate of $0.45 per share. On November 12, 1999, all such amounts due were collectively converted into a total of 233,334 shares of which 100,000 shares were issued to Mr. Hakim; 66,667 shares to Manhattan West; and, 66,667 shares to Winthrop Ventures Fund, Ltd. The shares were issued in reliance on an exemption from registration available under section 4(2) of the Act.


In December 1998, the Company received $250,000 from a single accredited investor at the price of $0.625 per share. This investment was part of a transaction wherein the investor loaned $250,000 to the Company. The loan, evidenced by a secured promissory note was secured by 400,000 shares of common stock of the Company. These collateral shares were released to the investor in December, 1998 when the Company determined that it would be unable to pay the loan on the due date resulting in a conversion of the debt at the rate of $.625 per share. This investor completed a subscription agreement with the Company wherein it asserted facts that demonstrate that it meets the definition of accredited investor as that term is used in Regulation D of the Securities Act of 1933. In issuing these shares, the Company relied on an exemption from registration available under 4(2).


Effective January 1, 1999, the Company authorized 500,000 options to purchase common stock of the Company at an exercise price of $1.00 per share and issued 201,000 options exercisable at $1.00 per share to certain key employees, directors, officers and consultants.


In March 1999, the Company granted an option to World Trade Group at $.25 per share for 500,000 shares of common stock of the Company. World Trade Group exercised the option as to 300,000 shares paying $75,000 to the Company. The remaining 200,000 options were cancelled by the Company. World Trade Group is an accredited investor and the Company relied on an exemption from registration available under Rule 504 of Regulation D of the Act in issuing the shares purchased pursuant to this option.


In November 1999, the Company entered into a stock option agreement with Lawrence W. Horwitz, an officer and director of the Company and, a member of the Company's legal firm, to acquire up to 300,000 shares of common stock exercisable at $1.75 per share. The options granted provide for registration rights under Form S-8. Of these options, 225 vest for each hour of service provided by Mr. Horwitz on behalf of the Company. The exercise price is payable $1.00 in services at the rate of $225 per hour and $.75 in cash. As of October 31, 2000, the maximum 300,000 options were vested. The Company relied on an exemption from registration available under Section 4(2) of the Act when entering into this agreement and issuing the options to Mr. Horwitz. See Item 7 "Certain Relationships and Related Party Transactions".


In November, 1999 the Company entered into a Subscription Agreement with a Floyd Horwitz, an accredited investor and father of Lawrence W. Horwitz, to sell 200,000 shares at the price of $.25 per share. The Company relied on an exemption from registration available under Rule 506 of Regulation D of the Act. See Item 7 "Certain Relationships and Related Party Transactions" for additional information regarding this transaction.


In December 1999, Laguna Pacific Partners, LLP and Knightrider Investments, Inc. provided $150,000 and $100,000 respectively through a secured promissory note financing. On May 3, 2000, the Company determined that it would be unable to pay back these sums and as a result, the Company negotiated the conversion of this debt each into 475,000 shares to Strawberry Canyon Capital, Inc., 25,000 to Laguna Pacific Partners, LLP and 333,333 shares to Knightrider Investments, Inc. Strawberry Canyon Capital, Inc. paid to Laguna Pacific Partners, LLP the amount owed by the Company to Laguna Pacific Partners, LLP under this bridge facility. Lawrence W. Horwitz, Director, is the sole shareholder of Strawberry Canyon Capital, Inc., one of the general partners of Laguna Pacific Partners,

LLP. Laguna Pacific Partners and Knightrider Investments, Inc. are accredited investors. The Company relied upon an exemption from registration available under Section 4(2) of the Act when issuing these securities to these investors.


In January 2000, the Company issued options to purchase 285,000 shares of common stock of the Company at the price of $1.00 per share to key employees, officers, directors and consultants of the Company.


In March 2000, the Company received $250,000 from Winthrop Venture Fund, Ltd., a non-affiliated, accredited investor in exchange for a promissory note due March 1, 2001, bearing interest at the rate of 9% per annum and warrants to purchase a total of 100,000 shares of common stock at the price of $.80 per share. This investor entered into subscription and warrant agreement with the Company wherein the investor asserted facts demonstrating that it was an accredited investor. This investor has had a long term investment history with the Company. This note was sold based on an exemption from registration available under 4(2) of the Act.


In December 1999, Laguna Pacific Partners, LLP and Knightrider Investments, Inc. provided $150,000 and $100,000 respectively through a secured promissory note financing. In May 2000, the Company determined that it would be unable to pay back these sums and as a result, the Company converted each of these investments into 475,000 shares to Strawberry Canyon Capital, Inc., 25,000 to Laguna Pacific Partners, LLP and 333,333 shares to Knightrider Investments, Inc. Strawberry Canyon Capital, Inc. paid to Laguna Pacific Partners, LLP the amount owed by the Company to Laguna Pacific Partners, LLP under this bridge facility. Lawrence W. Horwitz, Director and officer of the Company, is the sole shareholder of Strawberry Canyon Capital, Inc., of the general partners of Laguna Pacific Partners, LLP. On the date of the initial investment the common stock traded at $.72 per share. The Company's common stock was trading at $.96 per share. The debt was converted at a share per $.30 of principal invested. The Company recorded interest expense of $250,000 on the date of conversion due to the beneficial conversion as required under GITF No. 98-5.


In June 2000, the Company issued a convertible promissory note to the Harold Axelrod Revocable Trust, a non-affiliated, accredited investor in exchange for a convertible debenture. The Debenture matured on December 1, 2000 whereupon all principal and accrued interest (at the rate of 8% per annum) was due and payable. The debenture was convertible by Axelrod upon the 120th day after the execution of the debenture and ending upon the maturity date of December 1, 2000, at the rate of one share of common stock per $.75 of principal amount of the debenture, or 70% of the five day average of the ask price per share of the Company's common stock based on the five days preceding Axelrod's notice of its intent to convert. No accrued interest is payable on conversion. To date, the Debenture has not been converted, nor paid by the Company. This debenture was sold based on an exemption from registration availabel under 4(2) of the Act.


In August 2000, the Company received $50,000 from Winthrop Venture Fund, a non-affiliated, accredited investor in exchange for a promissory note due the earlier of the raise of $200,000 in a private placement of the Company's securities or sixty days from the execution date, bearing interest at the rate of 9% per annum and warrants to purchase 834 shares of common stock at the price of $.80 per share. This investor entered into subscription and warrant agreement with the Company wherein the investor asserted facts demonstrating that it was an accredited investor. This investor has had a long term investment history with the Company. This note was sold based on an exemption from registration available under 4(2) of the Act.


In October and November 2000, the Company received $500,000 from Pre-IPO Ventures, Inc., a non-affiliated, accredited investor to purchase 500,000 shares of preferred stock of the Company at $1.00 per share. The preferred stock was duly authorized by the board of directors and shareholder resolutions. This investor entered into subscription documents with the Company wherein the investor asserted facts demonstrating that it was an accredited investor. These shares were offered in reliance on an exemption from registration available under Rule 506 of Regulation D of the Act.

ITEM 11: DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock, $.001 par value per share, of which 11,840,959 shares were issued and outstanding as of September 30, 2000.

         Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

         On August 29, 2000, the Board of Directors and holders of 50.4% of the outstanding common stock of the Company approved and recommended the amendment of its charter to change the total authorized common stock to 100,000,000 and to authorize the creation of a class of preferred stock consisting of 10,000,000 shares. The amendment also designates 2,000,000 shares of the Preferred Stock as Series A Preferred stock. The Charter Amendment was filed on December 11, 2000 with the State of Delaware, Secretary of State. It is intended, upon the filing of the Charter Amendment with Delaware, 1,833,333 shares of the Series A Preferred stock will be immediately issued.


         Holders of Series A Preferred stock are entitled to preference in liquidation distributions (to the extent of the offering price per share) over the Company's common stock. Upon a liquidation, dissolution or winding-up of the Company, the holders of the Series A Preferred stock will be entitled to receive $1.00 per Series A Share before any distributions to holders of common stock. Each shares is convertible into one share of the Company's common stock. IN the event the shares of common stock of the Company close at a trading price of at least $1.50 for 15 consecutive trading days, then the Company shall have the right to require the conversion of the preferred stock. If the gross revenues of the Company for calendar 2000 are $5 million or greater, there will be no adjustment to the conversion ratio. If such gross revenues are less than $5 million, the conversion ratio will be reduced on a pro rata basis. Each Series A Preferred stock is entitled to a quarterly cumulative divided of $.025 per share accruing each January 1, April 1, July 1 and October 1, commencing October 1, 2000. The Company is obligated to register the underlying shares of common stock in any subsequent registration statement filed by the Company with the Securities and Exchange Commission, so that holders of the Convertible Preferred Stock shall, after conversion into common shares, be entitled to sell the same simultaneously with and upon the terms and conditions as the securities sold for the account of the Company. The Series A Preferred shares are entitled to votes equal to the number of shares of common stock into which such shares are convertible.


ITEM 12: INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has adopted provisions in its Articles of Incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Delaware General Corporation Law. Under the Company's Articles of Incorporation, and as permitted under the Delaware General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recession.

         At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

ITEM 13: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Attached as Exhibits to this Form 10 are the financial statements required by this Item. Also attached as Exhibits to this Form 10 is the Company's 10-QSB filed with the SEC for the quarters ending March 31, 2000 and June 30, 2000 and September 30, 2000.

ITEM 14: ACCOUNTANTS AND FINANCIAL DISCLOSURES

         The Registrant has engaged Corbin & Wertz, certified public accountants, 2603 Main Street, Suite 600 Irvine, California 92614 ("Corbin & Wertz") as its independent accountants for all accounting purposes related to the Registrant's business operations and the Registrant's reporting requirements. Corbin & Wertz replaces Kabani & Company, Inc., Certified Public Accountants, as the Registrant's principal accountants as of August 14, 2000 ("Kabani") for this purpose. The principal accountants' report on the financial statements of the Registrant contained no adverse opinion or a disclaimer of opinion, or was qualified nor modified as to audit scope, or accounting principles. The principal accountants' report included an explanatory paragraph describing an uncertainty regarding the Company's ability to continue as a going concern. The engagement of Corbin & Wertz was approved by the Board of Directors.


         The Company had engaged Kabani & Company, Inc., certified public accountants, Fountain Valley, California ("Kabani") as its independent accountant solely for the purposes of the review of the Company's quarterly statements for the quarter ending March 31, 2000 and June 30, 2000. Kabani replaced Stonefield Josephson, Inc., Certified Public Accountants, as its principal accountant as of May 11, 2000 ("Stonefield") for this purpose. The principal accountant's report on the financial statements of the Registrant contained no adverse opinion or a disclaimer of opinion, or was qualified nor modified as to uncertainty, audit scope, or accounting principles. The engagement of Kabani was approved by the Board of Directors.

         During the Registrant's two most recent fiscal years and any subsequent interim period preceding such registration, declination, or dismissal, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 15: FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

The following financial statements are included herein:

Audited Financial Statements for the Fiscal Years ended 1998 and 1999

                           INETVISIONZ.COM, INC.

                    (FORMERLY KNOW AS TAO PARTNERS, INC.)

                      CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




                                   CONTENTS



INDEPENDENT AUDITORS' REPORT                                F-1

CONSOLIDATED FINANCIAL STATEMENTS:
 Balance Sheets                                             F-2
 Statements of Operations                                   F-3
 Statements of Stockholders' Equity (Deficit)               F-4
 Statements of Cash Flows                                   F-5-6
 Notes to Financial Statements                              F-7-22

                          INDEPENDENT AUDITORS' REPORT




Board of Directors
Inetvisionz.com, Inc.
Torrance, California


We have audited the accompanying consolidated balance sheet of Inetvisionz.com, Inc. as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inetvisionz.com, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses from operations, has negative cash flows from operations, and has a net capital deficiency. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/s/ Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
March 23, 2000

                              INETVISIONZ.COM, INC.

                 CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 1999



                                     ASSETS

CURRENT ASSETS:
  Cash                                                                        1,000
  Cash - restricted                                                         107,957
  House accounts receivable, net of allowance
    for doubtful accounts of $112,941                                       333,639
  Common stock receivable (collected in January 2000)                        50,000
  Other current assets                                                       23,220
                                                                      -------------

          Total current assets                                                            $      515,816

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation and amortization                                                                  402,396

OTHER ASSETS:
  Customer lists, net                                                       205,436
  Product license, copyrights, trademark and concept, net                   183,425
  Covenant not to compete, net                                               36,685
  Loan receivable - related party                                            12,750
                                                                      -------------

          Total other assets                                                                     438,296
                                                                                          --------------

                                                                                          $    1,356,508
                                                                                          ==============

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Accounts payable and accrued expenses                                   1,164,457
  Deferred revenues                                                          90,451
  Loan payable, bank                                                        100,015
  Notes payable, related parties,
    net of unamortized discount                                             211,000
                                                                      -------------

          Total current liabilities                                                       $    1,565,923

STOCKHOLDERS' DEFICIT:
  Common stock; $0.001 par value, 71,428,571 shares
    authorized, 11,007,626 shares issued and outstanding                     11,007
  Additional paid-in capital                                              5,074,873
  Accumulated deficit                                                    (5,295,295)
                                                                      -------------

          Total stockholders' deficit                                                           (209,415)
                                                                                          --------------

                                                                                          $    1,356,508
                                                                                          ==============



See accompanying notes to consolidated financial statements.

                              INETVISIONZ.COM, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                               Year ended        Year ended
                                                            DECEMBER 31, 1999    DECEMBER 31, 1998
                                                            -----------------    -----------------
NET REVENUES                                                    $ 2,280,489       $ 1,016,633

COST OF REVENUES                                                  1,098,990           458,015
                                                                -----------       -----------

GROSS PROFIT                                                      1,181,499           558,618
                                                                -----------       -----------

OPERATING EXPENSES:
  General and administrative                                      2,772,165         1,259,718
  Non-cash compensation                                             917,976         1,272,000
  Interest expense                                                  361,387           341,475
                                                                -----------       -----------
                                                                  4,051,528         2,873,193
                                                                -----------       -----------

NET LOSS                                                        $(2,870,029)      $(2,314,575)
                                                                ===========       ===========

NET LOSS PER SHARE -
  basic and diluted                                             $     (0.38)      $     (0.63)
                                                                ===========       ===========

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -
  basic and diluted                                               7,488,544         3,684,633
                                                                ===========       ===========

See accompanying notes to consolidated financial statements.

                              INETVISIONZ.COM, INC.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                                                                          Total
                                                                      COMMON STOCK          Additional                stockholders'
                                                                      ------------           paid-in     Accumulated    (DEFICIT)/
                                                                 SHARES          AMOUNT       CAPITAL      DEFICIT       EQUITY
                                                               -----------    -----------   -----------  -----------  -------------
Balance at January 1, 1998                                       1,142,857   $     1,143   $   107,097   $ (110,691)  $    (2,451)

Shares issued during private placements,
  including expense recognized from sale of stock
  at less than fair value                                        3,094,000         3,094     1,156,596         --       1,159,690

Shares issued per asset acquisition agreement                      520,000           520       499,480
                                                                                                               --         500,000

Beneficial conversion feature of debt to equity                                                341,475                    341,475

Shares issued in exchange for services                           2,050,000         2,050       827,950         --         830,000

Net loss for the year ended December 31, 1998                         --            --            --     (2,314,575)   (2,314,575)
                                                               -----------  ------------   -----------  -----------   -----------
Balance at December 31, 1998                                     6,806,857         6,807     2,932,598   (2,425,266)      514,139

Shares issued during private placements,
  including expense recognized from sale of stock
  at less than fair value                                          200,000           200       143,400         --         143,600

Exercise of stock options                                          300,000           300        74,700         --          75,000

Shares issued to related parties upon
  conversion of debt                                             3,467,435         3,467       690,020         --         693,487

Beneficial conversion feature of debt to equity                                                352,012                    352,012

Options granted to consultants in exchange for
  services rendered                                                                            449,375          --        449,375

Shares issued to related parties in
  exchange for services                                            233,334           233       391,768         --         392,001

Warrants granted during private offering (see Note 10)                                          41,000          --         41,000

Net loss for the year ended
  December 31, 1999                                                   --            --            --     (2,870,029)   (2,870,029)
                                                               -----------  ------------   -----------  -----------   -----------

Balance at December 31, 1999                                    11,007,626   $    11,007   $ 5,074,873  $(5,295,295)  $  (209,415)
                                                               ===========  ============   ===========  ===========   ===========

See accompanying notes to consolidated financial statements.


                              INETVISIONZ.COM, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS



                                                                              Year ended                  Year ended
                                                                           DECEMBER 31, 1999           DECEMBER 31, 1998
                                                                           -----------------           -----------------
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
  Net loss                                                                 $    (2,870,029)             $     (2,314,575)
                                                                           ---------------              ----------------

 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED
  BY (USED FOR) OPERATING ACTIVITIES:
      Allowance for doubtful accounts                                              104,644                        41,539
      Depreciation and amortization                                                285,611                        92,798
      Options and stock compensation                                               917,976                     1,272,000
      Interest expense arising primarily from
        beneficial conversion feature                                              354,012                       341,475

CHANGES IN OPERATING ASSETS AND LIABILITIES:
    (INCREASE) DECREASE IN ASSETS:
      Accounts receivable                                                           42,439                      (516,019)
      Other current assets                                                         (14,268)                       (8,952)

    INCREASE (DECREASE) IN LIABILITIES:
      Accounts payable and accrued expenses                                        633,592                       528,414
      Deferred income                                                               34,113                        83,338
                                                                           ---------------              ----------------

          Total adjustments                                                      2,358,119                     1,834,593
                                                                           ---------------              ----------------

          Net cash used for operating activities                                  (511,910)                     (479,982)
                                                                           ---------------              ----------------

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES:
  Cash - restricted                                                               (107,957)                            -
  Advances on loan receivable                                                      (12,750)                      (33,242)
  Payments to acquire property, equipment and intangibles                         (171,168)                     (535,183)
                                                                           ---------------              ----------------

          Net cash used for investing activities                                  (291,875)                     (568,425)
                                                                           ---------------              ----------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from officer-stockholders                                               352,012                       341,475
  Proceeds from notes payable, related parties                                     250,000                             -
  Proceeds from loan payable, bank                                                 100,015                             -
  Common stock receivable                                                           23,692                             -
  Proceeds from private placements, net of offering costs                           75,000                       710,998
                                                                           ---------------              ----------------

          Net cash provided by financing activities                                800,719                     1,052,473
                                                                           ---------------              ----------------

NET INCREASE (DECREASE) IN CASH                                                     (3,066)                        4,066
CASH, beginning of year                                                              4,066                             -
                                                                           ---------------              ----------------

CASH, end of year                                                          $         1,000              $          4,066
                                                                           ===============              ================


See accompanying notes to consolidated financial statements.

                              INETVISIONZ.COM, INC.

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS




                                                                              Year ended                  Year ended
                                                                           DECEMBER 31, 1999           DECEMBER 31, 1998
                                                                           -----------------           -----------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid for income taxes                                             $           800              $            800
                                                                           ===============              ================
    Cash paid for interest                                                 $             -              $              -
                                                                           ===============              ================

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND
  INVESTING ACTIVITIES:
    Shares issued in exchange for services                                 $       375,001              $        830,000
                                                                           ===============              ================
    Shares issued per asset acquisition agreement                          $             -              $        500,000
                                                                           ===============              ================
    Shares issued upon conversion of debt                                  $       693,487              $              -
                                                                           ===============              ================
    Shares issued upon conversion of accrued consulting fees               $        17,000              $              -
                                                                           ===============              ================
    Common stock receivable                                                $        50,000              $         23,692
                                                                           ===============              ================
    Common stock options granted for services rendered                     $       449,375              $              -
                                                                           ===============              ================
    Expense recognized from sale of stock at less than
      fair value                                                           $        93,600              $        425,000
                                                                           ===============              ================
    Beneficial conversion feature of debt to equity                        $       352,012              $        341,475
                                                                           ===============              ================
    Warrants granted during Private Offering (see Note 10)                 $        41,000              $              -
                                                                           ===============              ================



See accompanying notes to consolidated financial statements.

                              INETVISIONZ.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         GENERAL:

                  Martinique Ventures, Inc. was incorporated in the State of Delaware on February 18, 1988 as a C corporation. On July 9, 1997, Martinique Ventures, Inc. changed its name to Zebulon Enterprises, Inc.

                  Pursuant to a share acquisition agreement dated March 31, 1998, all the outstanding common stock (1,142,857 shares) of Zebulon Enterprises, Inc. was purchased for $114,286 and accordingly, there was a change in control of the Company. Immediately following this transaction, the new stockholders changed its name from Zebulon Enterprises, Inc. to TAO Partners, Inc. and on April 30, 1999, changed its name to Inetvisionz.com, Inc. (the "Company").

                  During September 1998, the Company acquired certain assets of a computer training division from NovaQuest InfoSystems, Inc. and transferred its assets to Inetversity, Inc., a wholly owned subsidiary. Until this time, the Company had no operations.

        PRINCIPLES OF CONSOLIDATION:

                  The accompanying consolidated financial statements include the accounts of Inetvisionz.com, Inc. (the "Parent"), and its wholly owned subsidiary, Inetversity, Inc. All material intercompany transactions have been eliminated in consolidation.

        BUSINESS ACTIVITY:

                  The Company and its subsidiary provide education through the distance learning environment and develop and deliver technology training lessons using the Internet as a means of delivery. The Company also plans to provide major corporations e-commerce solutions to conduct business via the Internet.

        USE OF ESTIMATES:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         REVENUE RECOGNITION:

                  TUITION REVENUES

                  The Company, through its iNetVersity subsidiary, recognizes tuition revenue from corporate and individual customers (excluding JTPA and ETP) as services are performed over the term of each enrollment, usually ranging from 1 week to 20 weeks.

                  The Company, through its iNetversity subsidiary, also provides tuition services and technical training under Federal and State funded Job Training Programs, which are as follows:

                  Job Training Placement Act ("JTPA"): The Company currently has yearly contracts with nine Southern California organizations under the JTPA. Pursuant to these agreements, the Company recognizes tuition revenue at various stages after services have been performed without any further contingencies or performance obligations, and thereby have earned the right to receive and retain payments for services billed. A summary of the various stages is as follows:

                           25% - Upon enrollment in the training program and attainment of one learning objective of core training (not less than 15 hours) and submission of verification of enrollment, timesheets and corresponding invoice by the Company to the respective agency.

                           50% - Upon satisfactory completion of at least 50% of the designated course hours and competencies as outlined in the course curriculum and attainment of test scores or achievement levels prescribed in the curriculum. The Company is responsible for submitting corresponding timesheets, performance evaluations and test scores documenting activity and related invoice to the respective agency.

                           25% - Upon satisfactory completion of the remaining curriculum hours and being placed in unsubsidized employment of 8 hours or more. The Company is responsible for submitting corresponding timesheets, correspondence documenting activity, evidence of employment with certain information and related invoice to the respective agency.

                  Employment Training Panel ("ETP") - The Company currently has a contract under the ETP and is funded by the State of California. Pursuant to this agreement, the Company recognizes tuition revenue after services have been completed without any further contingencies or performance obligations, and thereby have earned the right to receive and retain payments for services billed. The Company is entitled to receive progress payments at various stages, a summary of which is as follows:

                           20% - Upon services rendered in connection with enrollment of students in the training program and submission of verification of enrollment, timesheets and corresponding invoice by the Company to the respective agency.

                           80% - Upon satisfactory completion of the curriculum hours and continual employment for 91 consecutive days after placement by the Company. The Company is responsible for submitting corresponding timesheets, correspondence documenting activity, evidence of employment with certain information and related invoice to the respective agency.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         REVENUE RECOGNITION, CONTINUED:

                  CONSULTING REVENUES

                  The Company, through its iNetproz division, plans to recognize revenue upon permanent placement of technical personnel with the Company's customers at revenue amounts to be determined on an individual basis. In the event, that the employer of the permanently placed iNetversity candidate is dissatisfied with the candidates performance within the initial 30 days of employment, the Company would be obligated to replace the candidate at their cost, provided the employer has paid their fees in full. The Company will only recognize revenues 30 days after satisfactory placement of technical placement.

                  The Company, through its iNetproz division, also plans to provide computer consulting and technical support on internal computer networks on an hourly basis and temporary placement of technical personnel in exchange for a percentage of their hourly wage rates. The Company, through its iNetecommerce division, also plans to implement primarily internet based business plans developed internally and externally. The Company will recognize revenues for these services in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9, in that revenues from multiple software arrangements will be allocated to each element of the arrangement based on the relative fair values using specific objective evidence as defined in the SOPs. If no such objective evidence exists, revenues from the contracts will not be recognized until the entire contract is completed and accepted by the customer. Once the amount of the revenue for each element is determined, the Company will recognize revenue as each element is completed and accepted by the customer. For contracts that require significant production, modification or customization of software, the Company applies percentage of completion contract accounting in conformity with ARB. No. 45 and SOP 81-1.

                  The Company plans to recognize consulting and technical support revenues only when no further contingencies or material performance obligations are warranted, and thereby would have earned the right to receive and retain payments for services performed and billed.

                  DEFERRED REVENUES

                  Deferred revenue represents amounts received as non-refundable deposits on student enrollments for which, the revenue is not yet recognizable as the services have not yet been performed. The deposits received are non-refundable. However, the Company honors delayed enrollments at a future date, for as long as a timely notice as determined on an individual basis is provided to the Company.

         FAIR VALUE:

                  Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments, none of which are held for trading purposes, approximate the carrying values of such amounts.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         CASH:

                  EQUIVALENTS

                  For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

                  CONCENTRATION

                  The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

         PROPERTY AND EQUIPMENT:

                  Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred, whereas, additions, renewals, and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation is computed using the straight-line method over the estimated useful lives of 3-5 years.

                  Leasehold improvements are being amortized straight line over its estimated useful life of 60 months.

         INTANGIBLES:

                  During September 1998, the Company entered into a non-compete agreement and acquired customer lists, product licenses and copyrights from the training division of Novaquest InfoSystems, Inc. Based on management's best estimates, the Company allocated $600,000 to these intangible assets, which are stated at cost and are being amortized straight-line over the estimated useful lives of 60 months from the date of acquisition.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED
         OF:

                  The Company adopted the provision of FASB No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair values of the assets. In estimating expected future cash flows for determining whether an asset is impaired and if expected future cash flows are used in measuring assets that are impaired, assets will be grouped at the lowest divisional level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In the event that an impairment is recognized, appropriate disclosures would be made at the lowest divisional level. Adoption of this statement did not have a material impact on the Company's financial position, results of operations or liquidity.

         INVESTMENT:

                  The Company owns 50% of the outstanding common stock of LiquidationBid.com, a start-up company. This investment is accounted for by the equity method, as the Company does not have control.

                  There is no cost basis in this investment and there are no assets, liabilities nor operating activities of the investee. Pursuant to APB 18, "The Equity Method of Accounting for Investments in Common Stock," there are no recorded amounts included in the financial statements.

         ACCOUNTING FOR STOCK-BASED COMPENSATION:

                  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee (including non-employee directors) stock options equals the fair market value of the underlying stock on the date of grant, no compensation expense is recognized. The Company follows FASB No. 123 to account for stock based compensation to all consultants, excluding non-employee directors.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998



(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         INCOME TAXES:

                  The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which adopts the asset and liability approach to measurement of temporary differences between financial reporting and income tax return reporting. The principal temporary difference is the Federal and State net operating loss carryforward. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized as future taxable income is not certain during the carryforward period. Deferred tax assets and liabilities are adjusted for effects of changes in tax laws and rates on the date of enactment. Federal net operating loss carryforward starts to expire on December 31, 2018 and California state net operating loss carryforward starts to expire on December 31, 2003. A summary is as follows:

                                                                        FEDERAL                         STATE
                                                       ----------------------------------     -----------------------------
                                                             1999                1998            1999              1998
                                                             ----                ----            ----              ----
                  Net operating loss
                    carryforward                       $      4,800,000   $    2,400,000    $    4,800,000   $    2,400,000

                  Estimated tax rate                                 35%              35%                6%               6%
                                                       ----------------   --------------    --------------   --------------

                  Deferred tax benefit                        1,680,000          840,000           288,000          144,000
                  Less valuation allowance                    1,680,000          840,000           288,000          144,000
                                                       ----------------   --------------    --------------   --------------

                                                       $              -   $            -    $            -   $            -
                                                       ================   ==============    ==============   ==============

         NET LOSS PER SHARE:

                  Basic and diluted net loss per share have been calculated based upon the weighted average number of common shares outstanding during the period. Common equivalent shares have been excluded from the calculation of diluted earnings per share as their impact would be anti-dilutive.

         SEGMENT:

                  As substantially all the Company's operations occur at the subsidiary level, and based on the Company's integration and management strategies, the Company currently believes it operates in two business segments, which are as follows:

                    - Provide education through the distant learning environment using the internet and traditional classroom setting;

                    - Provide corporations e-commerce solutions through web
                      consulting.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         SEGMENT, CONTINUED:

                  In the event the Company starts to operate in additional business segments in the future, the appropriate segment disclosures would be made pursuant to Statement of Financial Accounting Standards No. 131.

                  During the year ended December 31, 1999 and 1998, the Company operated primarily to provide education through the Internet and traditional classroom tuition, which accounted for 98% and 100% of the Company's operations, respectively. The other 2% of the Company's operation during 1999 was in the web-consulting and e-commerce division.

         NEW ACCOUNTING PRONOUNCEMENTS:

                  In December 1999, the Securities and Exchange Commission (the Commission) issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, which is to be applied beginning with the fourth fiscal quarter of fiscal years beginning after December 15, 1999, to provide guidance related to recognizing revenue in circumstances in which no specific authoritative literature exists. The Company is reviewing the application of the Staff Accounting Bulletin to the Company's financial statements, however, any potential accounting changes are not expected to result in a material change in the amount of revenues we ultimately expect to realize.

                  In March 2000, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 44 (Interpretation 44), "Accounting for Certain Transactions Involving Stock Compensation". Interpretation 44 provides criteria for the recognition of compensation expense in certain stock-based compensation arrangements that are accounted for under APB Opinion No. 25, Accounting for Stock-Based Compensation. Interpretation 44 is effective July 1, 2000, with certain provisions that are effective retroactively to December 15, 1998 and January 12, 2000. Interpretation 44 is not expected to have any material impact on the Company's financial statements.

                  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow and foreign currency hedges and establishes respective accounting standards for reporting changes in the fair value of the derivative instruments. Upon adoption, the Company will be required to adjust hedging instruments to fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to be reported in net income or other comprehensive income, as appropriate. The Company is evaluating its expected adoption date and currently expects to comply with the requirements of SFAS 133 in fiscal year 2001. The Company does not expect the adoption will be material to the Company's financial position or results of operations since the Company does not believe it participates in such activities.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         COMPREHENSIVE INCOME:

                  The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." As of December 31, 1999, comprehensive income consisted of net loss only and accordingly, no statement of comprehensive income has been provided. In the event components of other comprehensive income came into existence in the future, a statement of comprehensive income would then be provided.

         GOING CONCERN:

                  The Company's consolidated financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without the realization of additional capital, it would be unlikely for the Company to continue as a going concern. This factor raises substantial doubt about the Company's ability to continue as a going concern.

                  Management recognizes that the Company must generate additional resources to enable it to continue operations. The Company intends to begin recognizing significant revenues during early 2000. Management's plans also include the sale of additional equity securities and debt financing from related parties. However, no assurance can be given that the Company will be successful in raising additional capital. Further, there can be no assurance, assuming the Company successfully raises additional equity, that the Company will achieve profitability or positive cash flow. If management is unable to raise additional capital and expected significant revenues do not result in positive cash flow, the Company will not be able to meet its obligations and will have to cease operations.


(2)      MAJOR CUSTOMER:

         During the years ended December 31, 1999 and 1998, revenues under the JTPA accounted for approximately 34% and 30%, respectively. Included in accounts receivable at December 31, 1999 is approximately $168,000 due from various agencies under the JTPA.


(3)      COMMON STOCK RECEIVABLE:

         In December 1999, the Company commenced a private placement offering (the "Offering") of the Company's common stock at a purchase price of approximately $0.25 per share pursuant to Regulation D of the Securities and Exchange Act of 1933. During December 1999, a share subscription commitment agreement was executed for 200,000 restricted shares and cash proceeds of $50,000 was received in January 2000.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


(4)      PROPERTY AND EQUIPMENT:

         Property and equipment is comprised of the following:

                                                                                         December 31,
                                                                                             1999
                                                                                             ----

                  Computer and electronic equipment                                     $       373,137
                  Office furniture and equipment                                                168,560
                  Leasehold improvements                                                         75,350
                  Automobile                                                                      9,305
                                                                                        ---------------

                                                                                                626,352
                  Less accumulated depreciation and amortization                                223,956
                                                                                        ---------------

                                                                                        $       402,396
                                                                                        ===============


         Depreciation and amortization expense related to property and equipment for the years ended December 31, 1999 and 1998 amounted to $169,611 and $54,344, respectively.


(5)      CUSTOMER LIST:

         A summary is as follows:


                                                                                         December 31,
                                                                                             1999
                                                                                             ----

                  Customer list                                                         $       280,000
                  Less accumulated depreciation and amortization                                 74,564
                                                                                        ---------------

                                                                                        $       205,436
                                                                                        ===============


         Amortization expense related to customer list for the year ended December 31, 1999 and for the period from acquisition of this asset on September 1, 1998 to December 31, 1998 amounted to $56,000 and $18,564, respectively.


(6)      PRODUCT LICENSE, COPYRIGHTS, TRADEMARK AND CONCEPT:

         A summary is as follows:


                                                                                         December 31,
                                                                                             1999
                                                                                             ----
                  Product license, copyrights, trademark and concept                    $       250,000
                  Less accumulated depreciation and amortization                                 66,575
                                                                                        ---------------

                                                                                        $       183,425
                                                                                        ===============

         Amortization expense related to Product license, copyrights, trademark and concept for the year ended December 31, 1999 and for the period from acquisition of these assets on September 1, 1998 to December 31, 1998 amounted to $50,000 and $16,575, respectively.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(7)      NON-COMPETE AGREEMENT:

         A summary is as follows:


                                                                                         December 31,
                                                                                             1999
                                                                                             ----
                  Non-compete agreement                                                 $        50,000
                  Less accumulated depreciation and amortization                                 13,315
                                                                                        ---------------

                                                                                        $        36,685
                                                                                        ===============

         Amortization expense related to customer list for the year ended December 31, 1999 for the period from acquisition of this asset on September 1, 1998 to December 31, 1998 amounted to $10,000 and $3,315, respectively.


(8)      ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

         A summary is as follows:


                                                                                         December 31,
                                                                                             1999
                                                                                             ----
                  Delinquent payroll taxes payable, including
                    estimated penalties and interest (see Note 14)                      $       554,020
                  Accounts payable                                                              386,067
                  Payroll and related taxes                                                      67,000
                  Professional fees                                                              60,000
                  Instructor fees                                                                36,131
                  Courseware and supplies                                                        17,868
                  Sales commission                                                               14,652
                  Sales taxes payable, paid in January 2000                                      12,177
                  Interest                                                                        7,375
                  Other overhead expenses                                                         9,167
                                                                                        ---------------

                                                                                        $     1,164,457
                                                                                        ===============


         MAJOR VENDOR:

         Purchases from one vendor (Microsoft Corporation) amounted to approximately $170,000 and $91,000 for the years ended December 31, 1999 and 1998, respectively, representing approximately 20% of total courseware purchases in both years. Included in accounts payable and accrued expenses at December 31, 1999 is approximately $57,000 due to this vendor. The Company purchases courseware from this vendor under no contractual relationship and at competitive market prices.

         SUBSEQUENT EVENT:

         During March 2000, the Company used the cash proceeds raised from the Private Offering in March 2000 to pay down $200,000 of the delinquent payroll taxes. The Company is currently negotiating a payment plan on the remaining balance and plans to repay the entire balance as cash flow improves.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(9)      LOAN PAYABLE, BANK/RESTRICTED CASH:

         Loan payable, bank, bears interest at 8.5% payable monthly, due on demand and collateralized by certificate of deposit of $107,957 which is presented on the accompanying consolidated balance sheet as restricted cash. Subsequent to December 31, 1999, the Company paid off the loan using the collateral certificate of deposit. Interest expense under this loan amounted to $6,375 for the year ended December 31, 1999.


(10)     NOTES PAYABLE, RELATED PARTIES:

         During December 1999, the Company commenced an offering of up to 20 units to raise up to $500,000 and is exempt from registration under Regulation D of the Securities Act of 1933. Each unit is comprised of the following:

           a. A $25,000 promissory note which bears interest at 8% per annum, interest calculated daily, unsecured and principal and interest is due on the maturity date. Pursuant to this agreement, the maturity date shall be one year from the execution date of the promissory note or the raising of at least $1 million in equity financing, whichever is earlier.

           b. One warrant ("Warrant") which shall entitle the note holder to purchase 10,000 shares of the Company's common stock at an exercise price of $0.80 per share which may be adjusted based upon fair market value. Pursuant to this agreement, the exercise price of this Warrant shall not exceed $2.00 per share in the event of an adjustment as set forth in the Warrant agreement. The Company is responsible for all costs related to registering the Common Stock shares underlying the Warrants in any registration statements filed with the Securities and Exchange Commission under the Securities Act of 1933. In the event the underlying shares of the Warrants are not registered within 1 year after the issuance of this Warrant, the holder has the right to demand registration at the Company's expense and be entitled to a 5% reduction per month on the exercise price.

         As of December 31, 1999, the Company raised $250,000 from the issuance of 10 units to related parties. Interest expense related to this note amounted to $3,000 during the year ended December 31, 1999.

         The Company recorded a discount of $41,000 arising from the granting of warrants above, which is being amortized over the life of the debt.

         A summary is as follows:


    Principal balance                    $       250,000
    Less unamortized discount                     39,000
                                         ---------------

              Net balance                $       211,000
                                         ===============

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(11)     LOANS PAYABLE, OFFICER-STOCKHOLDERS:

         Loans payable, officer-stockholders were non-interest bearing, unsecured and originally due on January 1, 2000. Pursuant to the terms of these agreements effective May 1, 1998, the officer-stockholders will provide working capital on an as needed basis up to a combined limit of $850,000, and all these notes are convertible into common stock of the Company at the rate of $0.20 per share at any time prior to its due date. During the years ended December 31, 1999 and 1998, the Company recorded interest expense of $352,012 and $341,475, respectively, arising from the beneficial conversion feature of these notes.

         During the year, the officer-stockholders of the Company converted these notes to equity and a summary is as follows:


                                                                                            Number of
                                                                                             shares
                           DATE                                DEBT                      CONVERTED INTO
                           ----                                ----                      --------------
                  September 15, 1999                      $       113,000                       565,000
                  November 12, 1999                                43,000                       215,000
                  December 5, 1999                                527,000                     2,635,000
                  December 30, 1999                                10,487                        52,435
                                                          ---------------               ---------------

                                                          $       693,487                     3,467,435
                                                          ===============               ===============


(12)     COMMITMENTS:

         The Company leases its office space and training locations under renewable operating leases, which expire at various times starting September 2001 to December 2004. Pursuant to these lease agreements, the Company is also responsible for maintaining certain minimum insurance requirements and general utilities.

         The following is a schedule by years of future minimum rental payments (including subsequent event) as required under operating leases that have noncancellable lease terms in excess of one year as of December 31, 1999:


                  Year ending December 31,
                      2000                               $      432,000
                      2001                                      414,700
                      2002                                      180,000
                                                         --------------

                                                         $    1,026,700
                                                         ==============


         Total rent expense amounted to $259,800 and $77,205 for the years ended December 31, 1999 and 1998, respectively.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(12)     COMMITMENTS, CONTINUED:

         SUBSEQUENT EVENT:

         During March 2000, the Company entered into a new lease agreement to rent office space and training locations which expire in September 2000 at a monthly rent of $20,000. The Company is responsible for maintaining certain insurance requirements and general utilities.

         SERVICE AGREEMENTS:

         The Company entered into agreements with RxAlternative.com, Inc. to develop two websites starting January 2000 and to provide monthly technical support and maintenance services over a period of one year. Pursuant to these agreements, the Company shall receive 750,000 shares of RxAlternative's restricted common shares (4.17% of undiluted interest through the IPO of RxAlternative) and was granted 100,000 stock options to purchase 100,000 shares of common stock at $1.00 per share, which approximated fair value. The Company will also receive $10,000 per month as consulting revenues for up to 40 man-hours of services rendered and plans to record this revenue over the term of the agreement upon satisfactory completion of services and acceptance by RxAlternative.


(13)     STOCKHOLDERS' EQUITY (DEFICIT):

         PRIVATE PLACEMENTS:

         During April 1998, the Company initiated a private placement offering (the "April 1998 Private Placement") of 1,114,000 shares of the Company's common stock at an offering price of $0.085 per share. The Private Placement was exempt from the registration provisions of the Securities and Exchange Commission Act of 1933 and Rule 504 of Regulation D. As of December 31, 1998, proceeds amounted to $94,690.

         During May 1998, the Company initiated a private placement offering (the "May 1998 Private Placement") of 1,400,000 shares of the Company's common stock at an offering price of $0.15 per share. The Private Placement was exempt from the registration provisions of the Securities and Exchange Commission Act of 1933 and Rule 504 of Regulation D. As of December 31, 1998, proceeds amounted to $210,000. The Company recorded an expense of $425,000 arising from the sale of stock at less than fair value.

         During December 1998, the Company initiated two private placement offerings (the "December 1998 Private Placements") of 400,000 and 180,000 shares of the Company's common stock at offering prices of $.625 and $1.00, respectively, per share. The Private Placement was exempt from the registration provisions of the Securities and Exchange Commission Act of 1933 and Rule 506 of Regulation D. As of December 31, 1998, proceeds amounted to $430,000.

         During December 1999, the Company initiated a private placement offering (the "December 1999 Private Placement") of 200,000 shares of the Company's common stock at an offering price of $0.25 per share. The Private Placement was exempt from the registration provisions of the Securities and Exchange Commission Act of 1933 under Rule 504 of Regulation D. As of March 23, 2000, proceeds amounted to $50,000. The Company recorded an expense of $93,600 arising from the sale of stock at less than fair value.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(13)     STOCKHOLDERS' EQUITY (DEFICIT), CONTINUED:

         CONVERSION OF DEBT:

         Pursuant to loan agreements, the officer-stockholders/note holders (see
         Note 9) converted $693,487 of debt to equity at the rate of $0.20 per share into 3,467,435 restricted common shares during the year ended December 31, 1999.

         SERVICES RENDERED:

         Pursuant to three consulting agreements with related parties, the Company issued 233,334 restricted common shares for (i) services rendered during the year ended December 31, 1999 in the amount of $375,001, and (ii) from the satisfaction of $17,000 of accrued consulting fees for the year ended December 31, 1998. During the year ended December 31, 1998, the Company issued 2,050,000 restricted common shares and recorded an expense of $830,000. These shares were recorded at fair value at the date of issuance.

         PURCHASE OF ASSETS OF TRAINING DIVISION:

         During September 1998, the Company acquired certain assets from the training division of Novaquest InfoSystems, Inc. for a total cost of $1,000,000. Pursuant to this agreement, the Company paid $500,000 in cash and issued $500,000 worth of shares (520,000 shares) of its restricted common stock.

         STOCK OPTIONS:

         During March 1999, the Company granted 500,000 options with an exercise price of $0.25 per share to a consultant. The Company recorded an expense of $378,000 during the year ended December 31, 1999 as required under FASB 123. Also during March 1999, 200,000 options were cancelled and the remaining 300,000 options were exercised for gross proceeds of $75,000.

         On November 11, 1999, the Company granted 424,000 options to purchase restricted shares of the Company's common stock to select employees, consultants and non-employee directors. The options were not issued under a formal plan, as the Company has not yet adopted an Option Plan. The options have a three-year term, are exercisable at $1.00 per share, and are exercisable on or after January 1, 2000 and vest effective January 1, 1999 to December 31, 1999. Compensation expense of approximately $12,000 has been recorded for options granted to a related party consultant.

         During November 1999, the Company granted 300,000 common stock options to a current shareholder/corporate counsel at a cash exercise price of $0.75 per share. Pursuant to this agreement, the stock options will vest at the rate of 1 common stock option for $1 of legal and consulting fees billed to the Company at various times. As of December 31, 1999, 60,000 options had vested, for which an expense of $60,000 has been recorded. The options expire, if not exercised, on the 5th year after the presentation of the legal and consulting bills to the Company. Upon the successful filing of Form 10 and becoming effective pursuant to the Securities Act of 1933, the shares underlying the options shall be registerable pursuant to Form S-8, however, after the exercise of the options, the common shares will be restricted for 90 days thereafter.

                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(13)     STOCKHOLDERS' EQUITY (DEFICIT), CONTINUED:

         STOCK OPTIONS, CONTINUED:

         The number and weighted average exercise price of outstanding options at December 31, 1999 are as follows:


                                                                              Weighted Average
                                                            SHARES             EXERCISE PRICE
                  Outstanding at beginning of period                -             $        -
                  Outstanding at end of period                724,000                   1.31
                  Exercisable at end of period                 60,000                   1.75
                  Granted during period                     1,224,000                   0.88
                  Exercised during period                     300,000                   0.25
                  Cancelled during period                     200,000                   0.25

         Pro forma information regarding the effect on operations is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. Pro forma information using the Black-Scholes method at the date of grant based on the following assumptions:



                  Expected life (years)                  3-5 years
                  Risk-free interest rate                    6.50%
                  Dividend yield                                 -
                  Volatility                                   70%


         This option valuation model requires input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of fair value of its employee stock options.

         For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's proforma information is as follows:


                                                                    December 31,
                                                                        1999
                                                                        ----
                  Net loss, as reported                           $    (2,870,029)
                  Proforma net loss                               $    (3,185,500)
                  Basic and diluted historical loss per share     $         (0.38)
                  Proforma basic and diluted loss per share       $         (0.43)


                              INETVISIONZ.COM, INC.

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




(14)     SUBSEQUENT EVENTS:

         During March 2000, the Company received $250,000 from Winthrop Venture Fund, Ltd., an accredited investor, from the issuance of two securities in exchange for this investment, which are as follows:

             a. Promissory note payable, bears interest at 9% per annum, unsecured and all interest and principal due by March 2001.

             b. 75,000 warrants were granted with an exercise price of $0.80 per share, which expire in three years from the date of grant.

         Pursuant to this agreement, in the event the Company completes a registration statement under the Securities Act of 1933, the Company shall be obligated to register the shares underlying these warrants. The Company will record a discount of approximately $60,000 in 2000, arising from the granting of the above warrants.

         TAX PAYMENTS:

         During March 2000, the Company used the cash proceeds raised from the Private Offering in March 2000 to pay down $200,000 of the delinquent payroll taxes. The Company is currently negotiating a payment plan on the remaining balance and plans to pay off the entire balance as cash flow improves.

         LEASE:

         During March 2000, the Company entered into a new lease agreement to rent office space and training locations which expire in September 2002 at a monthly rent of approximately $20,000. The Company is responsible for maintaining certain insurance requirements and general utilities.

         LOAN PAYMENT:

         Subsequent to December 31, 1999, the Company paid off the loan payable, bank using the collateral certificate of deposit.

                                     PART II
ITEM 1 AND
ITEM 2.       INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit No.   Document Description
-----------   --------------------
3.1           Articles of Incorporation of Martinique Ventures Corporation, dated February 18, 1988*
3.2           Certificate of Amendment to Articles of Incorporation of Martinique Ventures Corporation changing name to Zebulon
              Enterprises, Inc., dated August 13, 1997*
3.3           Certificate of Amendment to the Articles of Incorporation of Zebulon Enterprises, Inc. changing name to Tao Partners
              Inc. dated  April 21, 1998*
3.4           Certificate of Amendment to the Articles of Incorporation of Inetvisionz.com, Inc.*
3.5           Certificate of Amendment to the Articles of Incorporation of Tao Partners Inc. changing name to Inetvisionz.com, Inc.
              dated April 30, 1999*
3.6           Bylaws of Martinique Ventures Corporation*
3.7           Articles of Incorporation of Corporate Global Search Network, Inc.*
3.8           Bylaws of Corporate Global Search Network, Inc.
3.9           Amendment to Articles of Incorporation of Corporate Global Search Network, Inc.
3.10          Amended Bylaws of Corporate Global Search Network, Inc.
3.11          Certificate of Amendment of Certificate of Incorporation of Inetvisionz.com, Inc. dated December 11, 2000.
3.12          Certificate of Designation of Series A Preferred Stock of Inetvisionz.com, Inc. dated December 11, 2000.
10.1          Form Independent Contractor Agreement*
10.2          Web Maintenance Agreement for RxAlternative.com, dated October 25, 1999*
10.3          Web Site Development Agreement for the Creation of Two New Web Sites for RxAlternative.com, dated October 25, 1999*
10.4          South Bay Private Industry Council Agreement Entitled Amendment No. 4 to Agreement No. 96-67 by and between the
              Company and the city of Inglewood*
10.5          Job Training Partnership Act ("JTPA") Off-the-shelf Vendor/Voucher Training Agreement dated July 1, 1999*
10.6          Employment Training Panel Agreement dated November 30, 1999*
10.7          Lease for the property located at 19950 Mariner Avenue, Torrance California 90503, dated December 1, 1994*
10.8          Lease for the property located at 19772 MacArthur Blvd., Irvine, CA 92615, dated November 18, 1997*
10.9          Schedule of Receivables as of December 31, 1999*
10.10         Sub-Lease for the property located at 6033 West Century Blvd., Suite 500, Los Angeles, California dated March 27,
              2000.*
10.11         Master Lease for the property located at 6033 West Century Blvd., Suite 500, Los Angeles, California dated June 17,
              1997.*
10.12         Agreement No 00-H164 by and between the City of Hawthorne and iNetVersity dated April 20,2000*
10.13         The Form of Disclosure Document Provided by RxAlternative. *
10.14         Schedule Regarding Recent Sales of Unregistered Securities.*
10.15         Lawrence W. Horwitz Stock Option Agreement.
10.16         Equity Schedule.
10.17         WIA/Job Training Partnership Act ("JTPA") Agreement dated July 1, 2000.
10.18         Employment Training Panel Agreement.
10.19         Detail of Accounts Receivable
10.20         Compact Disk Affiliate Agreement dated August 1, 2000
13.1          The Form 10-QSB for the period ending March 31, 2000.*
13.2          The Form 10-QSB for the period ending June 30, 2000.*
13.3          The Form 10-QSB for the period ending September 30, 2000.
24.1          Power of Attorney (see signature page)*
27.0          Financial Data Schedule*


* Previously Filed


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


                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   December 22, 2000              iNetVisionz.com, Inc.



                                         By: /s/ Noreen Khan
                                            ------------------
                                              Noreen Khan
                                         Its: Chief Executive Officer, President
                                              Chief Financial Officer




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